UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-13699

RAYTHEON SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

RAYTHEON COMPANY

(Name of issuer of the securities held pursuant to the plan)

870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451

(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan

Financial Statements and Supplemental Schedule

To Accompany 2010 Form 5500

Annual Report of Employee Benefit Plan

Under Employee Retirement Income Security Act of 1974

December 31, 2010 and 2009

Raytheon Savings and Investment Plan

Table of Contents to Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 22, 2011

Raytheon Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments
At fair value (Notes 2, 3 and 4)
Interest bearing cash	$1,302,175	$1,746,591
Investment contracts	2,051,325,852	2,096,344,557
Registered investment companies	6,668,509,953	5,594,999,761
Common collective trusts	996,562,942	884,405,284
Raytheon Company common stock	1,131,572,011	1,361,901,576
Common stock	156,959,828	135,590,506
Convertible securities	1,963,545	1,739,155
Investment in the DB/DC Master Trust	255,731,760	241,006,456

Total investments	11,263,928,066	10,317,733,886
Receivables
Receivables for securities sold	272,253,257	684,085
Notes receivable from participants	241,046,009	225,509,691
Accrued investment income and other receivables	12,301,119	38,993,375

Total receivables	525,600,385	265,187,151

Total assets	11,789,528,451	10,582,921,037
Liabilities
Payable for securities purchased	263,597,554	9,784,389
Payable for securities purchased on a delayed delivery basis (Note 7)	11,290,469	—
Accrued investment expenses	444,092	375,619
Other payables	5,828,173	13,913,111

Total liabilities	281,160,288	24,073,119
Net assets available for benefits at fair value	11,508,368,163	10,558,847,918
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(47,270,213)	(24,042,154)

Net assets available for benefits	$11,461,097,950	$10,534,805,764

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

2010
Additions to net assets attributable to:
Net appreciation of investments (Notes 2 and 3)	$706,778,024
Interest and dividends (Note 2)	198,576,492
Interest income on notes receivable from participants (Note 2)	10,745,869
Contributions and deferrals
Employee deferrals	607,183,825
Employer contributions	271,462,482

878,646,307

Total additions	1,794,746,692

Deductions from net assets attributable to:
Distributions to participants	875,215,172
Administrative expenses	908,848

Total deductions	876,124,020

Increase in net assets prior to plan mergers	918,622,672
Transfers in from affiliate benefit plans (Note 1)	7,669,514

Increase in net assets available for benefits	926,292,186
Net assets, beginning of year	10,534,805,764

Net assets, end of year	$11,461,097,950

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s investments are principally held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Houston Associates, Incorporated is a wholly owned subsidiary of the Plan Sponsor. The net assets of the Houston Associates, Incorporated 401(k) Plan, amounting to $7,669,514, were substantially merged into the Plan on March 16, 2010 and those participants were eligible to begin participating in the Plan on January 1, 2009.

Contributions and Deferrals

Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits the compensation the Plan may take into account to $245,000 for the 2010 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2010, the annual employee pre-tax elective deferral contributions for a participant cannot exceed $16,500, except for catch-up contributions. Participants also may make after-tax contributions, but total employee (pre-tax and after-tax) contributions and employer contributions may not exceed $49,000 for the 2010 plan year, except for catch-up contributions. A participant who is eligible to make elective pre-tax contributions and is at least age 50 by the end of 2010 may make pre-tax catch-up contributions up to $5,500.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of compensation that a participant contributes to the Plan each pay period, and after that the Company matches 100% of the first 4%. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Effective January 1, 2007, eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant’s compensation to the participant’s RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant’s age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include interest bearing cash, investment contracts, registered investment companies, common collective trusts, common stock (including stock of Raytheon Company), fixed income securities and other investments.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Accounts

Each participant account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a “competing” fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a “competing” fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting

With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants’ accounts are available to reduce Company contributions. At December 31, 2010 and 2009, unallocated Plan forfeitures were $2,225,040 and $1,373,507, respectively. During 2010, the total amount of forfeitures created was $3,916,263. The Company uses the excess forfeitures available to offset Company contributions.

Notes Receivable from Participants

A participant may borrow a portion of the balance in the participant’s account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant’s account balance or $50,000, minus the participant’s highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant’s account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years by means of payroll deductions, except that if the loan is used to acquire a dwelling which is to be used as a principal residence of the participant, the repayment period may extend to up to 15 years. Loan payments and interest payments are credited to the borrower’s account in the investment options according to the participant’s current investment election. As of December 31, 2010 and 2009, the interest rates on the outstanding loans ranged from 3.25% to 10.25% and 3.25% to 10.00%, respectively.

Payment of Benefits

A participant may make certain in-service withdrawals of at least $250, including all or a portion of participant after-tax contributions and related earnings at any time and all or a portion of participant pre-tax contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pre-tax contributions and related earnings subject to a reduction in the maximum participant pre-tax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $28,654,211 in dividends earned by the Plan, approximately $948,052 was received in cash by participants who elected the cash payment option.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Fixed Income Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts in the Fixed Income Fund and the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain reclassifications have been made to the presentation of prior year financial statements to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition

Plan investments are stated at fair value including the Plan’s benefit-responsive investment contracts. See Note 4 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the Company.

Subsequent Events

The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

BBN Technologies Operating Corp. is an indirect subsidiary of the Plan Sponsor. The net assets of BBN Technologies Savings Plan, amounting to approximately $118,800,000, were merged into the Plan on January 5, 2011. Raytheon BBN Technologies Corp.’s employees began participating in the Plan on that date.

Raytheon Digital Force Technologies, LLC is a wholly-owned subsidiary of Raytheon BBN Technologies Corp. The net assets of the Digital Force Technologies 401(K) Savings Plan, amounting to approximately $1,000,000, were merged into the Plan on January 5, 2011. Raytheon Digital Force Technologies, LLC’s employees began participating in the Plan on that date.

Accounting Standards

In January 2010, the Financial Accounting Standard Board (“ FASB”) issued ASU No.2010-6, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present purchases, sales, issuances and settlements on a gross basis in the reconciliations of fair value measurements using significant unobservable inputs. Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. The Plan’s financial statements reflect the adoption of this accounting standard.

In September 2010, FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans which required that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan’s financial statements reflect the adoption of this accounting standard.

In May 2011, FASB issued ASU No. 2011-4, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S.GAAP and IFRSs. The amendments in this update result in common fair value measurements and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB’s intent about the application of existing fair value measurements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Management is currently evaluating the impact ASU No. 2011-4 will have on the Plan’s financial statements.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2010	2009
Raytheon Common Stock	$1,131,572,011	$1,361,901,576
Fidelity Institutional Money Market Fund*	1,117,037,914	1,120,163,073
Northern Trust S&P 500 Index Fund**	732,937,031	632,286,490
Fidelity Equity Income Fund*	627,594,916	574,989,658

*	Registered investment companies, see Note 4.
**	Common collective trust, see Note 4.

During the year ended December 31, 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies	$650,841,475
Common collective trusts	117,735,382
Other investments	67,000,030
Raytheon Company common stock	(128,798,863)

$706,778,024

4.	Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

A Synthetic Guaranteed Investment Contract (“GIC”) represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan. Individual assets of the synthetic investment contract are valued at fair value. The Plan purchases a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value subject to certain provisions.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The fair value of the wrap contract for the GIC is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in fixed income securities (U.S. government, domestic and foreign bonds) and convertible securities are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Repurchase agreements are valued at cost, which approximates fair value. Interest bearing cash investments are generally short-term money market instruments and are valued at cost, which approximates fair value. Investments denominated in foreign currencies are translated into U.S. dollars at the prevailing rates of exchange on each valuation date.

The Plan’s interest in the Raytheon Company Combined DB/DC Master Trust primarily consists of domestic and international equities.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

	Fair Value of Investment Assets as of 12/31/2010
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,302,175	$—	$—	$1,302,175
Investment contracts
Interest bearing cash	26,237,136	—	—	26,237,136
Fixed income	—	—	—	—
US government and agencies	465,708,409	889,948,237	—	1,355,656,646
Corporate debt	—	599,068,950	—	599,068,950
Other fixed income investments	—	109,250	—	109,250
Futures contracts	85,475	—	—	85,475
Repurchase agreements	—	66,500,000	—	66,500,000
Wrap contracts	—	—	3,668,395	3,668,395

Total investment contracts	492,031,020	1,555,626,437	3,668,395	2,051,325,852

Registered investment companies
Target date mutual funds	505,717,846	—	—	505,717,846
Fixed income based mutual funds	643,877,926	—	—	643,877,926
Equity based mutual funds	4,392,696,734	—	—	4,392,696,734
Money market funds	1,126,217,447	—	—	1,126,217,447

Total registered investment companies	6,668,509,953	—	—	6,668,509,953

Common collective trusts	—	996,562,942	—	996,562,942
Raytheon Company common stock	1,131,572,011	—	—	1,131,572,011
Common stock	156,959,828	—	—	156,959,828
Convertible securities	397,560	1,565,985	—	1,963,545
Investment in the DB/DC Master Trust	255,547,413	25,573	158,774	255,731,760

Total Investments	$8,706,319,960	$2,553,780,937	$3,827,169	$11,263,928,066

	Fair Value of Investment Assets as of 12/31/2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,746,591	$—	$—	$1,746,591
Investment contracts
Interest bearing cash	93,965,040	—	—	93,965,040
Fixed income
US government and agencies	761,628,105	596,501,575	—	1,358,129,680
Corporate debt	—	441,281,335	549,915	441,831,250
Other fixed income investments	—	1,923,500	—	1,923,500
Futures contracts	263,731	—	—	263,731
Repurchase agreements	—	198,362,126	—	198,362,126
Wrap contracts	—	—	1,869,230	1,869,230

Total investment contracts	855,856,876	1,238,068,536	2,419,145	2,096,344,557

Registered investment companies
Target date mutual funds	358,455,180	—	—	358,455,180
Fixed income based mutual funds	507,742,588	—	—	507,742,588
Equity based mutual funds	3,604,465,644	—	—	3,604,465,644
Money market funds	1,124,336,349	—	—	1,124,336,349

Total registered investment companies	5,594,999,761	—	—	5,594,999,761

Common collective trusts	—	884,405,284	—	884,405,284
Raytheon Company common stock	1,361,901,576	—	—	1,361,901,576
Common stock	135,590,506	—	—	135,590,506
Convertible securities	—	1,739,155	—	1,739,155
Investment in the DB/DC Master Trust	236,615,291	4,227,979	163,186	241,006,456

Total Investments	$8,186,710,601	$2,128,440,954	$2,582,331	$10,317,733,886

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan’s Level 3 investment assets.

	Level 3 Investment Assets - 12/31/2010
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases, issuances, settlements	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Fixed income
Corporate debt	$549,915	$(2,406,720)	$2,433,090	$(576,285)	$—	$—
Wrap contracts	1,869,230	—	1,799,165	—	—	3,668,395
Investment in the DB/DC Master Trust	163,186	—	(4,412)	—	—	158,774

Total	$2,582,331	$(2,406,720)	$4,227,843	$(576,285)	$—	$3,827,169

	Level 3 Investment Assets - 12/31/2009
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases, issuances, settlements	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Fixed income
Corporate debt	$658,760	$(4,328,366)	$4,878,122	$(633,861)	$(24,740)	$549,915
Wrap contracts	2,746,642	—	(877,412)	—	—	1,869,230
Investment in the DB/DC Master Trust	358,793	—	33,124	—	(228,731)	163,186

Total	$3,764,195	$(4,328,366)	$4,033,834	$(633,861)	$(253,471)	$2,582,331

The Plan invests in common collective trusts which use net asset values to determine the fair value of all the underlying investments that do not have a readily determinable fair value and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company.

Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. Were the Plan to initiate a full redemption of the collective trust, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

5.	Investment Contracts

For the plan year ended December 31, 2010, the Plan included the Fixed Income Fund, which holds four Synthetic GICs issued by AIG Financial Products, Inc., JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “Wrap contract providers”).

A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution comprised of a portfolio of high quality fixed income securities placed in a trust with ownership by the plan. Synthetic GICs are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value. Under the Synthetic GIC, there is no immediate recognition of gains and losses on the Fixed Income Fund’s investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments that are subject to the Synthetic GIC. Individual assets of the Synthetic GICs are valued based on the policy discussed in Notes 2 and 4.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Income from Synthetic GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with limited restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the Synthetic GICs.

Synthetic GICs accrue interest using a formula called the “crediting rate.” Synthetic GICs use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund’s current market value at the Fixed Income Fund’s current yield to maturity for a period equal to the Fixed Income Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund’s current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The Synthetic GICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund’s return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fixed Income Fund’s return, and redemptions by existing participants will tend to increase the crediting rate and the Fixed Income Fund’s return.

If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund’s yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the contract providers to pay further participant redemptions.

The Fixed Income Fund and the Synthetic GICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Synthetic GICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code.

2.	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

3.	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap contract provider.

4.	Complete or partial termination of the Plan.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund’s cash flow.

6.	Merger or consolidation of the Plan with another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan Sponsor.

7.	Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.

8.	Exclusion of a group of previously eligible employees from eligibility in the Plan.

9.	Any early retirement program, group termination, group layoff, facility closing, or similar program.

10.	Any transfer of assets from the Fixed Income Fund directly to a competing option.

11.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

A wrap contract provider may terminate a Synthetic GIC at any time. In the event that the market value of the Fixed Income Fund’s covered assets is below their contract value at the time of such termination, Fidelity Management Trust Company (“FMTC”), the Trustee, may elect to keep the wrap contract in place until such time as the market value of the Fixed Income Fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a Synthetic GIC if FMTC’s investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the Synthetic GICs fail to be met. In the event that the market value of the Fixed Income Fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fixed Income Fund.

Synthetic GICs generally impose conditions on both the Plan and the contract provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The issuing institutions’ ability to meet their contractual obligations under the respective contracts may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a Synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. Contract termination also may occur by either party upon election and notice.

The issuer may elect to terminate the contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

contract apply. The immunization provision results in the wrapped portion of the Plan being managed according to more conservative immunization investment guidelines provided for in the contract and the contract can terminate in segments over a period of time. In the event a wrap issuer sought to terminate its contract or immunize its portion of the portfolio, the fund can seek to replace that wrap contract provider with another financial institution.

Plans investing in wrap contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the wrap contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The fair value of the Fixed Income Fund’s Synthetic GICs exceeded the contract value by $47,270,213 and $24,042,154, at December 31, 2010 and December 31, 2009 respectively. The crediting rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	December 31, 2010	December 31, 2009
Average annual yield	2.37%	2.42%
Crediting interest rate	2.62%	2.40%

6.	Future Contracts

A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2010 and 2009, the Synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying future contracts tends to increase the Plan’s exposure to the underlying instrument. Selling futures tends to decrease the Plan’s exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Plan enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

As of December 31, 2010, 206 contracts of a 90-day Eurodollar Future expiring September 2011 were held by the Plan, with an aggregate face value of $51,128,700, which is indicative of the average balances throughout the year.

As of December 31, 2009, 224 contracts of a 90-day Eurodollar Future expiring December 2010 were held by the Plan, with an aggregate face value of $55,143,200, which is indicative of the average balances throughout the year.

7.	Securities on a Delayed Delivery

The Plan may purchase securities on a delayed delivery when issued, or forward commitment basis. Payment and delivery may take place one month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The underlying securities are valued at current market value with daily fluctuations in the market value included in net appreciation of investments. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.

8.	Repurchase Agreements

The Plan may lend extra cash through the use of repurchase agreements whereby the Plan agrees to purchase and automatically agrees to sell certain securities at a mutually agreed-upon date and price. At the same time, the counterparty to this agreement agrees to pledge some of its securities. The repurchase agreements are fully collateralized by U.S. Treasuries and mortgage backed securities. The Plan values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price. If the seller defaults as a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Plan may be delayed or limited. At December 31, 2010 and 2009, the Plan had $66,500,000 and $198,362,126, respectively, of repurchase agreements.

9.	Related Party Transactions

The Trustee of the Plan is FMTC. Certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. The Plan also pays fees to the Trustee. These transactions qualify as party-in-interest transactions as well. In addition, The Bank of New York Mellon, successor by operation of law to Mellon Trust of New England, N.A. (the “Custodian”) serves as custodian for certain assets of the Plan. Certain Plan investments are issued by the Custodian and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan pays certain fees to the Custodian.

In accordance with the provisions of the Plan, the Trustee acts as the Plan’s agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $147,963,397 and sales amounted to $251,565,302 for the year ended December 31, 2010. Dividend income from shares of Raytheon Company common stock amounted to $28,654,211 for the year ended December 31, 2010.

10.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

11.	Federal Income Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated July 8, 2003, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company’s benefits counsel believe that the current design and operation of the Plan are consistent with continued qualification of the Plan and exemption of the Trust. The Company, on behalf of the Plan, applied for a new determination letter on January 31, 2011.

The Plan adopted the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions beginning January 1, 2009. The Plan may from time to time hold investments that give rise to certain tax liabilities. Based upon management’s assessment, the Plan has not recognized any tax liabilities at December 31, 2010 and 2009, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 28, 2011, the IRS informed the Company that they will be conducting an examination of the Plan for the Plan year ended December 31, 2009.

12.	Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Certain of the Plan’s investment options may invest in countries with limited or developing capital markets which may involve greater risks and higher volatility than investments in more developed markets. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the Plan’s financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan’s investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Interest Bearing Cash
STATE STREET BANK	State Street Bank GOVT Short Term Investment Fund	1,302,175	1,302,175

Total Interest Bearing Cash			1,302,175

Investment Contracts
3M CO	4.500% 11/01/2011 DD 10/30/08	3,700,000	3,831,128
3M CO	4.5 11/1/11	1,200,000	1,242,522
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 11	206	85,475
ACE INA HOLDING	5.875 6/15/14	330,000	370,009
ACE INA HOLDINGS	2.600% 11/23/2015 DD 11/23/10	1,570,000	1,545,602
ACE INA HOLDINGS INC	5.875% 06/15/2014 DD 06/09/04	70,000	78,487
AEGON NV GLBL	4.75% 6/01/13	855,000	894,944
AIG 3ML+11	10/18/2011	1,300,000	1,289,746
AIR PRODUCTS & CHEMICALS INC	4.150% 02/01/2013 DD 02/06/08	150,000	157,576
ALABAMA POWER CO	4.85% 12/15/12	925,000	992,139
ALLEGHENY ENERGY SUP CO 144A	STEP 04/15/2012 DD 04/08/02	1,200,000	1,287,468
ALLSTATE LIFE GLOBAL FUNDING T	5.375% 04/30/2013 DD 04/30/08	275,000	299,464
ALLYA 10-4 A3 ABS	11/17/2014	920,000	914,110
ALLYA 2010-1 A2	0.75% 4/12	1,696,253	1,697,373
ALLYA 2010-1 A3	1.45% 5/14	860,000	864,354
ALTRIA GROUP	4.125% 9/11/15	650,000	679,626
ALTRIA GROUP INC	8.500% 11/10/2013 DD 11/10/08	1,650,000	1,953,006
ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	2,500,000	3,262,600
ALTRIA GROUP INC	8.5% 11/13	565,000	668,755
AMB PROPERTY LP	5.9% 8/15/13	390,000	414,324
AMCAR 08-AF A4 FSA	6.96 10/14	175,000	187,840
AMCAR 2008-AF A3	5.68% 12/12	46,108	46,562
AMER HONDA 144A	2.5% 9/21/15	640,000	632,019
AMERICAN EX CC	2.75% 9/15/15	1,330,000	1,308,302
AMERICAN EXP MTN	5.875% 5/13	250,000	271,885
AMERICAN EXPRESS BANK FSB	VAR RT 06/12/2012 DD 06/12/07	1,950,000	1,940,250
AMERICAN EXPRESS CREDIT AC 4 A	VAR RT 01/15/2015 DD 06/17/05	675,000	673,711
AMERICAN EXPRESS CREDIT CORP	VAR RT 02/24/2012 DD 02/26/07	3,100,000	3,090,142
AMERICAN EXPRESS CREDIT CORP	5.875% 05/02/2013 DD 06/02/08	275,000	299,074
AMERICAN EXPRESS TRAVEL RELATE	5.250% 11/21/2011 DD 11/21/06	1,500,000	1,548,060
AMERICAN HONDA	2.375 3/13 144A	300,000	305,042
AMERICAN HONDA FINANCE CORP	3.500% 03/16/2015 DD 03/16/10	1,450,000	1,486,004
AMERICAN INTERNATIONAL GROUP I	5.600% 10/18/2016 DD 10/18/06	1,000,000	1,030,200
AMERICAN INTERNATIONAL GROUP I	5.850% 01/16/2018 DD 12/12/07	500,000	515,570
AMERICAN INTERNATIONAL GROUP I	VAR RT 03/20/2012 DD 03/20/07	2,000,000	1,952,920
AMERICAN INTERNATIONAL GROUP I	4.250% 05/15/2013 DD 11/15/03	500,000	517,425
AMERICAN INTL	5.375% 10/18/11	1,000,000	1,028,238
AMERICAN WATER CAPITAL CORP	6.085% 10/15/2017 DD 04/15/08	150,000	168,269
AMERICN EX FDIC	3.15% 12/09/11	600,000	615,255
AMERICREDIT AUTOMOBILE RE 1 A3	1.770% 03/17/2014 DD 02/12/10	290,000	291,639
ANGLO AMERI 144A	9.375% 4/8/14	545,000	656,166
ANGLO AMERICAN CAPITAL PLC	9.375% 04/08/2014 DD 04/08/09	1,460,000	1,757,796
ANHEUSER BUS	2.5% 3/26/13	2,000,000	2,046,612
ANHEUSER BUS 144A	7.2% 1/15/14	755,000	863,414
ANHEUSER-BUSCH INBEV WORLDWIDE	3.000% 10/15/2012 DD 10/16/09	1,200,000	1,238,172
ANHEUSER-BUSCH INBEV WORLDWIDE	7.200% 01/15/2014 DD 01/12/09	1,860,000	2,127,077
ASTRAZENECA PLC	5.400% 06/01/2014 DD 05/24/04	220,000	244,649
ASTRAZENECA PLC	5.4% 9/15/12	75,000	80,876
AT&T BROADBAND	8.375% 3/15/13	1,048,000	1,192,516
AT&T INC	2.5% 8/15/15	1,320,000	1,315,362
AT&T WIRE GLBL	8.125 5/1/12 DT	485,000	529,806
ATMOS ENERGY CORP	5.125% 01/15/2013 DD 01/16/03	145,000	153,677
BA CR CARD TR 2006-6 NT CL A	VAR RT 11/15/2013 DD 07/20/06	542,000	541,577
BAAT	2010-2 A3 2.4% 7/14	1,110,000	1,118,677
BAE SYSTEMS 144A	12/15/2011	1,000,000	1,052,295
BANK AMER	4.5% 4/1/15	1,950,000	1,981,853
BANK AMER	4.9% 5/01/13	415,000	432,683
BANK AMER FDG	3.7% 9/1/15	2,245,000	2,225,614
BANK NOVA SCOTIA	2.25% 1/22/13	1,735,000	1,766,596
BANK NOVA SCOTIA	2.25% 1/22/13	1,070,000	1,089,486
BANK NY MELLO GLB	4.95 11/12	406,000	435,612
BANK OF AMERICA CORP	5.125% 11/15/2014 DD 11/07/02	250,000	262,128
BANK OF AMERICA CORP	4.875% 01/15/2013 DD 01/23/03	2,000,000	2,084,160
BANK OF AMERICA CORP	5.625% 10/14/2016 DD 10/26/06	250,000	259,200
BANK OF AMERICA CORP	4.500% 04/01/2015 DD 03/11/10	1,585,000	1,610,883
BANK OF AMERICA CORP	7.230% 08/15/2012 DD 08/15/97	125,000	133,948
BANK OF AMERICA CORP	3.125% 06/15/2012 DD 12/04/08	2,935,000	3,039,838
BANK OF AMERICA CORP	2.100% 04/30/2012 DD 01/30/09	3,990,000	4,072,832
BANK OF NEW YORK MELLON CORP/T	5.450% 05/15/2019 DD 05/12/09	230,000	252,653
BANK OF NOVA SCOTIA	2.05% 10/07/15	2,070,000	2,019,254
BANK OF NOVA SCOTIA	3.400% 01/22/2015 DD 01/22/10	2,530,000	2,625,912
BANK OF TOKYO-MITSUBISHI UFJ L	2.600% 01/22/2013 DD 01/22/10	2,130,000	2,174,666
BANK TOKYO 144A	2.6% 1/22/13	870,000	888,246
BANKAMER GLBL	4.875% 9/15/12	670,000	699,571
BARCLAYS BANK MTN	5.2% 7/10/14	215,000	232,218
BARCLAYS BANK PLC	5.450% 09/12/2012 DD 09/12/07	2,200,000	2,357,674
BARCLAYS BANK PLC	5.200% 07/10/2014 DD 07/10/09	2,445,000	2,640,796
BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	3,000,000	3,174,600
BARCLAYS BANK PLC	VAR RT 12/05/2011	4,500,000	4,535,222
BARCLAYS BANK PLC	6.050% 12/04/2017 DD 12/04/07	250,000	256,450
BARCLAYS BK PLC FRN	12/5/2011	3,000,000	3,023,481
BARCLAYS CP REPO	REPURCHASE AGREEMENT 0.220% 01/04/2011 DD 12/31/10	27,000,000	27,000,000
BARCLAYS CP REPO	REPURCHASE AGREEMENT 0.200% 01/04/2011 DD 12/31/10	6,000,000	6,000,000
BARCLAYS GLB MTN	5% 9/22/16	2,500,000	2,645,500
BARCLAYS MTN	2.5% 1/23/13	2,790,000	2,835,296
BARCLAYS MTN	2.5% 1/23/13	1,610,000	1,636,138
BAXTER INTERNATIONAL INC	4.625% 03/15/2015 DD 09/15/03	100,000	108,903
BAXTER INTL INC	1.8% 3/15/13	1,365,000	1,386,485
BAXTER INTL INC SR NT	4.000% 03/01/2014 DD 02/26/09	115,000	122,406
BB&T CORP	3.375% 09/25/2013 DD 09/25/09	400,000	418,900
BEAR STEARNS	6.95% 8/10/12	320,000	349,119
BEAR STEARNS CO	5.3% 10/30/15	675,000	732,495
BELLSOUTH CORP	5.200% 09/15/2014 DD 09/13/04	150,000	163,754
BERKSHIRE HATHAWAY FINANCE COR	4.600% 05/15/2013 DD 11/15/08	350,000	376,474
BERKSHIRE HATHAWAY FINANCE COR	5.000% 08/15/2013 DD 08/06/08	70,000	76,406
BMONT Q	Q 2.125% 6/28/13	1,310,000	1,333,234
BMWLT 2010-1 A3	1.18% 4/13	860,000	860,107
BNP PARIBAS	3.250% 03/11/2015 DD 03/11/10	1,500,000	1,516,020
BNP PARIBAS	2.125% 12/21/12	380,000	386,125
BNP PARIBAS MTN	3.25% 3/11/15	2,060,000	2,082,011

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BNP PARIBAS MTN	3.25% 3/11/15	670,000	677,159
BOA FDIC	3.125% 6/15/12	1,613,000	1,670,610
BONY MTN	4.3% 5/15/14	510,000	544,167
BONY MTN	4.3% 5/15/14	615,000	656,202
BP CAPITAL MARKETS	3.125% 3/12	821,000	839,506
BP CAPITAL MARKETS PLC	5.250% 11/07/2013 DD 11/07/08	200,000	216,602
BP CAPITAL PLC	3ML+100 3/11	2,200,000	2,203,907
BRANCH BANKING & TRUST CO/WILS	4.875% 01/15/2013 DD 12/23/02	150,000	159,297
BRITISH TELECOM	5.15% 1/15/13	860,000	915,602
BRITISH TELECOMMUNICATIONS PLC	5.150% 01/15/2013 DD 12/12/07	1,640,000	1,746,026
BUNGE LTD FINANCE CORP	5.875% 05/15/2013 DD 05/19/03	125,000	133,824
CALPINE CORP ESCROW	VAR RT 07/15/2007 DD 07/16/03	295,000	0
CANADIAN IMP BK	2.35% 12/11/15	560,000	547,673
CAPITAL ONE FIN	6.25% 11/15/13	155,000	170,123
CAPITAL ONE FIN	5.7% 9/15/11	750,000	774,230
CAPITAL ONE FINANCIAL CORP	6.250% 11/15/2013 DD 11/06/03	170,000	186,587
CAPITAL ONE FINANCIAL CORP	6.750% 09/15/2017 DD 09/04/07	100,000	115,236
CAPITAL ONE FINANCIAL CORP	7.375% 05/23/2014 DD 05/22/09	1,105,000	1,257,413
CAPITAL ONE FINL	4.8% 2/21/12	930,000	962,533
CAROLINA POWER & LIGHT CO	5.125% 09/15/2013 DD 09/11/03	160,000	175,502
CATERPILLAR FIN SVC MTN	2% 4/13	491,000	499,492
CATERPILLAR FINANCIAL SERVICES	5.500% 03/15/2016 DD 03/10/06	75,000	84,538
CATERPILR FI INC MTN	1.55 12/13	650,000	650,616
CATERPILR FIN	2.75% 6/24/15	344,000	348,999
CATERPILR FIN MTN	4.9% 8/15/13	370,000	403,490
CCCIT	2006-A4 A4 5.45% 5/13	700,000	712,250
CDP FINANCIAL INC	3.000% 11/25/2014 DD 11/25/09	1,920,000	1,951,699
CDP FINL INC 144A	3% 11/25/14	1,740,000	1,768,720
CENTERPOINT ENERGY HOUSTON ELE	5.750% 01/15/2014 DD 09/09/03	100,000	110,402
CENTERPOINT ENERGY RESOURCES C	6.125% 11/01/2017 DD 10/23/07	50,000	55,802
CENTERPOINT LLC	5.75% 1/15/14	150,000	165,602
CFAST	2010-A A3 .91% 8/13	670,000	668,788
CHAIT	2007-A17 A 5.12% 10/14	770,000	826,967
CHAIT	2008-A4 A4 4.65% 3/15	1,220,000	1,312,518
CHASE ISSUANCE TRUST A13 A13	VAR RT 07/15/2014 DD 07/26/07	700,000	697,711
CHASE ISSUANCE TRUST A6 A6	VAR RT 07/15/2014 DD 08/02/05	425,000	423,810
CHRYSLER FINANCIAL AUTO S A A3	2.820% 01/15/2016 DD 07/14/09	538,932	547,523
CIBC	1.45% 9/13/13	575,000	573,111
CISCO SYSTEMS INC	5.500% 02/22/2016 DD 02/22/06	80,000	91,289
CITI FDG FDIC	1.875% 10/22/12	2,430,000	2,478,666
CITIBANK FDIC MTN	1.875 6/4/12	1,350,000	1,373,679
CITIBANK NA	1.875% 05/07/2012 DD 05/07/09	2,550,000	2,593,503
CITIBANK NA	1.750% 12/28/2012 DD 10/27/09	3,905,000	3,983,998
CITIGR FDG FDIC	1.875 11/15/12	1,600,000	1,632,251
CITIGROUP	4.75% 5/19/15	1,310,000	1,371,697
CITIGROUP	5.125 5/5/14	165,000	175,074
CITIGROUP	5.125 5/5/14	299,000	317,255
CITIGROUP	5.25% 2/27/12	800,000	833,862
CITIGROUP	6.375% 8/12/14	1,696,000	1,874,431
CITIGROUP FDIC	2.125% 4/30/12	2,635,000	2,688,475
CITIGROUP FDIC	2.875% 12/09/11	907,000	927,930
CITIGROUP FRN 8/13/13	8/13/2013	1,500,000	1,525,358
CITIGROUP FUNDING INC	2.000% 03/30/2012 DD 03/30/09	700,000	711,431
CITIGROUP INC	6.5 08/13 SNR	1,500,000	1,647,089
CITIGROUP INC	6.5 08/13 SNR	1,950,000	2,141,215
CITIGROUP INC	5.625% 08/27/2012 DD 08/26/02	200,000	209,870
CITIGROUP INC	5.125% 05/05/2014 DD 05/05/04	170,000	180,379
CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	188,000	194,482
CITIGROUP INC	VAR RT 11/05/2014 DD 11/05/04	1,000,000	950,730
CITIGROUP INC	VAR RT 03/16/2012 DD 03/16/05	1,200,000	1,191,780
CITIGROUP INC	4.700% 05/29/2015 DD 05/31/05	100,000	103,683
CITIGROUP INC	5.500% 04/11/2013 DD 04/11/08	3,305,000	3,519,263
CITIGROUP INC	6.500% 08/19/2013 DD 08/19/08	4,415,000	4,847,935
CITIGROUP INC	6.375% 08/12/2014 DD 08/12/09	35,000	38,682
CITIGROUP INC	VAR RT 08/13/2013 DD 08/13/10	1,900,000	1,932,129
CITIGROUP INC	2.125% 04/30/2012 DD 01/30/09	2,735,000	2,790,493
CITIGROUP INC	5.5% 8/27/12	1,575,000	1,669,752
CLEVELAND ELECTRIC ILLUMINATIN	7.880% 11/01/2017 DD 10/24/97	80,000	96,756
CME GROUP INC	5.750% 02/15/2014 DD 02/09/09	75,000	83,044
CME GROUP INC MTN	5.4% 8/1/13	530,000	583,592
CNH 2009-C A3	1.850% 12/16/2013 DD 11/10/09	473,000	476,888
CNH EQUIPMENT TRUST B A3A	4.780% 07/16/2012 DD 05/22/08	13,959	13,983
COCA-COAL ENT	1.125% 11/12/13	698,000	691,198
COCA-COLA CO	1.5% 11/15/15	1,010,000	969,440
COLGATE-PALM MTN	1.375% 11/15	1,700,000	1,626,752
COLGATE-PALMOLIVE CO	1.375% 11/01/2015 DD 11/03/10	3,800,000	3,636,258
COLLEGIATE FUNDING SERVIC B A2	VAR RT 12/28/2021 DD 07/20/05	3,608,612	3,574,439
COMCAST CABLE COMMUNICATIONS H	8.375% 03/15/2013 DD 11/18/02	146,000	166,133
COMCAST CORP	5.300% 01/15/2014 DD 05/15/03	100,000	108,936
COMCAST CORP	5.900% 03/15/2016 DD 03/02/06	100,000	111,953
COMCAST CORP	5.5% 3/15/11	300,000	302,928
COMCAST CORP	5.9% 3/15/16	450,000	503,789
COMCAST CORP	5.9% 3/15/16	1,550,000	1,735,273
COMERICA INC	3% 9/16/15	74,000	73,154
COMET	2008-A3 A3 5.05% 2/16	1,900,000	2,057,518
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2025 DD 01/01/10	11,000,000	11,328,240
COMMNWLTH BK 144A	3ML+55 3/13	895,000	896,887
COMMONWEALTH BANK OF AUSTRALIA	VAR RT 03/19/2013 DD 03/22/10	2,000,000	2,004,220
COMMONWEALTH REIT	6.650% 01/15/2018 DD 09/18/07	225,000	234,383
COMWLTH EDISON	5.4% 12/15/11	552,000	575,744
CONOCOPHILLIPS	4.750% 02/01/2014 DD 02/03/09	200,000	217,252
COVIDIEN INT GLB	5.45% 10/12	325,000	350,307
COVIDIEN INTL	1.875% 6/15/13	650,000	657,784
CREDIT SUISSE F	6.5% 1/15/12	300,000	316,949
CREDIT SUISSE GLBL	5.125% 1/14	200,000	217,641
CREDIT SUISSE NY	5% 5/15/13	1,251,000	1,346,429
CREDIT SUISSE NY	5% 5/15/13	1,105,000	1,189,292
CREDIT SUISSE USA INC	4.875% 01/15/2015 DD 12/15/04	200,000	215,630
CREDIT SUISSE USA INC	5.125% 08/15/2015 DD 08/17/05	125,000	136,529
CSX MTN BE	9.78% 2/14/11	500,000	504,932
DAIMBZNA	5.875% 3/15/11	450,000	454,563
DAIMLER CHRYSLER	6.5% 11/15/13	880,000	996,221
DAIMLER FINANCE NORTH AMERICA	6.500% 11/15/2013 DD 11/06/03	1,500,000	1,698,105
DAIMLER FINANCE NORTH AMERICA	7.300% 01/15/2012 DD 01/16/02	380,000	403,742

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
DAIMLERC NA MTN	5.75% 9/08/11	350,000	361,648
DAIMLERCHRYS GLBL	7.3% 1/15/12	850,000	903,111
DEERE J CAPMTN	1.875% 6/17/13	600,000	607,044
DELL INC	5.650% 04/15/2018 DD 10/15/08	40,000	43,807
DEUTSCHE BK AG	2.375% 1/11/13	1,290,000	1,309,025
DEUTSCHE TEL GLB	5.25 7/22/13DT	390,000	422,384
DEUTSCHE TEL MTN	4.875% 7/8/14	200,000	214,946
DEUTSCHE TELEKOM INTERNATIONAL	4.875% 07/08/2014 DD 06/22/09	150,000	161,210
DEVON FINANCING CORP ULC	6.875% 09/30/2011 DD 10/03/01	225,000	235,060
DEVON FING CORP	6.875% 9/30/11	1,200,000	1,253,650
DIAGEO CPTL GLB	5.2 1/30/13	1,289,000	1,390,068
DIAGEO CPTL GLB	5.2 1/30/13	1,266,000	1,365,265
DIRECTV HLD GLOBL	4.75 10/1/14	1,300,000	1,385,485
DISCOVER CARD MASTER TRU A4 A4	5.650% 12/15/2015 DD 06/18/08	150,000	165,446
DOMINION RESOUR	2.25% 9/1/15	425,000	418,860
DOMINION RESRCE	6.25% 6/30/12	1,107,000	1,189,642
DOW CHEMICAL CO/THE	6.125% 02/01/2011 DD 02/08/01	150,000	150,515
DOW CHEMICAL CO/THE	6.000% 10/01/2012 DD 08/29/02	210,000	226,239
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	23,302,443	23,302,443
DUKE CAP CORP	5.5% 3/01/14	200,000	217,533
DUKE CAP CORP	6.25% 2/15/13	2,600,000	2,819,705
DUKE ENERGY CAR	5.75% 11/15/13	345,000	386,474
DUKE ENERGY CAROLINAS LLC	5.750% 11/15/2013 DD 11/17/08	50,000	56,011
EDS	6% 8/01/13	230,000	256,367
EI DU PONT DE NEMOURS & CO	4.875% 04/30/2014 DD 04/30/04	95,000	103,461
EI DU PONT DE NEMOURS & CO	4.125% 03/06/2013 DD 03/06/03	100,000	106,073
ENCANA HLDGS	5.8 5/1/14	430,000	478,863
EOG RESOURCES IN	6.125 10/1/13	425,000	474,560
EOG RESOURCES INC	6.125% 10/01/2013 DD 09/30/08	75,000	83,746
EUROPEAN INVT BK	1.75% 9/14/12	2,000,000	2,035,994
EXPORT DEV CAN GLB	3.5 5/16/13	1,000,000	1,057,407
FED REALTY TR	5.4% 12/01/13	220,000	236,886
FED REALTY TR	6% 7/15/12	595,000	631,429
FEDERAL HOME LN MTG CORP	2.500% 01/07/2014 DD 01/08/09	6,945,000	7,223,008
FEDERAL HOME LN MTG CORP	2.875% 02/09/2015 DD 01/07/10	2,770,000	2,885,022
FEDERAL NATL MTG ASSN	6.125% 03/15/2012 DD 03/26/02	500,000	533,540
FEDERAL NATL MTG ASSN	4.625% 10/15/2013 DD 09/26/03	7,315,000	8,029,310
FEDERAL NATL MTG ASSN	2.625% 11/20/2014 DD 10/26/09	2,895,000	3,005,068
FEDERAL NATL MTG ASSN	1.625% 10/26/2015 DD 09/27/10	4,695,000	4,576,123
FEDERAL NATL MTG ASSN	0.750% 12/18/2013 DD 11/01/10	5,745,000	5,680,828
FFCB	1.875% 12/07/12	4,150,000	4,245,525
FHLB	1.875% 6/21/13	8,635,000	8,836,247
FHLB	0.875% 12/27/13	1,020,000	1,011,055
FHLB	1.125% 5/18/12	5,960,000	6,011,590
FHLB	1.625% 11/21/12	845,000	860,321
FHLG	6.00% 8/26 #G00587	138,094	151,545
FHLG	6.00% 8/28 #C13910	123,854	136,243
FHLG 15YR	4.50% 8/18 #E98688	1,235,118	1,301,650
FHLG 15YR	4.50% 9/18 #E99205	785,749	828,075
FHLG 15YR	4.50% 10/18 #E99833	1,231,950	1,298,312
FHLG 15YR	4.50% 11/18 #B10931	675,479	711,865
FHLG 15YR	5.00% 3/19 #G13052	1,530,310	1,632,948
FHLG 15YR	5.00% 6/24 #G13598	1,599,790	1,707,089
FHLG 15YR	7.00% 12/14 #P60089	21,541	22,917
FHLMC	.375% 11/30/12	3,413,000	3,392,682
FHLMC	.625% 12/28/12	10,240,000	10,221,353
FHLMC	1.125% 7/27/12	1,410,000	1,422,700
FHLMC	1.75% 6/15/12	3,241,000	3,298,029
FHLMC	1.75% 9/10/15	900,000	884,634
FHLMC	2.5% 1/07/14	16,686,000	17,353,857
FHLMC	4.125% 12/21/12	391,000	416,752
FHLMC	4.5% 1/15/14	2,770,000	3,045,003
FHLMC	5% 7/15/14	6,900,000	7,733,810
FHLMC POOL #A2-1170	6.500% 04/01/2034 DD 04/01/04	332,524	375,037
FHLMC POOL #B1-0916	5.500% 11/01/2018 DD 11/01/03	642,639	693,144
FHLMC POOL #B1-2459	4.500% 10/01/2018 DD 02/01/04	155,747	164,459
FHLMC POOL #B1-3051	4.500% 04/01/2019 DD 03/01/04	135,863	143,675
FHLMC POOL #B1-4961	4.500% 06/01/2019 DD 06/01/04	339,921	359,466
FHLMC POOL #C9-0473	6.500% 08/01/2021 DD 08/01/01	1,074,329	1,189,454
FHLMC POOL #C9-0523	6.000% 02/01/2022 DD 02/01/02	466,457	514,344
FHLMC POOL #C9-0562	6.000% 07/01/2022 DD 07/01/02	333,370	367,093
FHLMC POOL #C9-0985	6.500% 08/01/2026 DD 08/01/06	164,077	181,824
FHLMC POOL #C9-0995	6.500% 10/01/2026 DD 10/01/06	637,173	706,090
FHLMC POOL #D9-4929	6.000% 11/01/2021 DD 11/01/01	308,225	339,867
FHLMC POOL #D9-5395	6.500% 05/01/2022 DD 05/01/02	159,612	176,875
FHLMC POOL #E0-1054	6.000% 10/01/2016 DD 10/01/01	202,193	219,449
FHLMC POOL #E0-1136	5.500% 03/01/2017 DD 03/01/02	75,755	81,407
FHLMC POOL #E0-1251	5.500% 11/01/2017 DD 11/01/02	251,382	270,819
FHLMC POOL #E0-1254	6.500% 10/01/2017 DD 10/01/02	41,053	44,715
FHLMC POOL #E0-1279	5.500% 01/01/2018 DD 01/01/03	174,270	187,928
FHLMC POOL #E0-1280	5.000% 12/01/2017 DD 12/01/02	199,878	212,804
FHLMC POOL #E0-1497	5.500% 11/01/2018 DD 11/01/03	433,127	467,132
FHLMC POOL #E8-3211	6.500% 04/01/2016 DD 04/01/01	16,832	18,350
FHLMC POOL #E8-9007	6.000% 04/01/2017 DD 03/01/02	338,357	369,286
FHLMC POOL #E9-0325	6.500% 06/01/2017 DD 06/01/02	136,638	149,554
FHLMC POOL #E9-0474	6.000% 07/01/2017 DD 06/01/02	322,896	352,412
FHLMC POOL #E9-3561	5.000% 12/01/2017 DD 12/01/02	313,495	334,314
FHLMC POOL #E9-6973	4.000% 06/01/2018 DD 06/01/03	469,765	488,997
FHLMC POOL #E9-9955	5.000% 10/01/2018 DD 10/01/03	161,904	172,657
FHLMC POOL #G0-0981	8.500% 07/01/2028 DD 10/01/98	285,625	338,117
FHLMC POOL #G1-1406	4.000% 06/01/2013 DD 06/01/03	81,962	83,928
FHLMC POOL #G1-1452	6.500% 04/01/2018 DD 09/01/03	291,756	318,061
FHLMC POOL #G1-1565	4.500% 01/01/2019 DD 05/01/04	288,039	304,059
FHLMC POOL #G1-1682	5.000% 04/01/2020 DD 03/01/05	2,411,739	2,573,398
FHLMC POOL #G1-1728	5.500% 02/01/2020 DD 06/01/05	5,457,986	5,927,863
FHLMC POOL #G1-1792	5.500% 12/01/2017 DD 10/01/05	283,884	304,420
FHLMC POOL #G1-2934	6.500% 07/01/2021 DD 12/01/07	300,307	327,383
FHLMC POOL #G1-3293	5.000% 12/01/2018 DD 09/01/08	504,698	538,216
FHLMC POOL #G2-0027	10.000% 10/01/2030 DD 09/01/09	999,002	1,183,997
FHLMC POOL #J0-2203	6.000% 04/01/2020 DD 06/01/05	286,932	313,161
FHLMC POOL #J0-2204	6.500% 01/01/2020 DD 06/01/05	213,029	233,567
FHLMC POOL #M3-0030	5.000% 01/01/2020 DD 09/01/05	118,515	124,583
FHLMC POOL #M3-0281	5.000% 11/01/2017 DD 11/01/02	273,673	287,302
FHLMC POOL #M5-0039	6.000% 11/01/2014 DD 05/01/02	115,430	119,327

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLMC POOL #M5-0041	6.000% 01/01/2018 DD 07/01/04	204,262	219,432
FHLMC POOL #N5-0075	6.500% 05/01/2033 DD 07/01/04	233,390	260,412
FHLMC POOL #O2-0119	6.500% 08/01/2022 DD 05/01/02	356,234	394,084
FHLMC POOL #O2-0133	5.500% 05/01/2027 DD 12/01/02	167,581	179,187
FHLMC POOL #P1-0034	5.000% 05/01/2018 DD 05/01/03	527,954	551,628
FHLMC POOL #P6-0031	6.500% 07/01/2014 DD 08/01/99	760,846	797,199
FHLMC POOL #P6-0090	7.000% 03/01/2016 DD 01/01/03	14,384	15,427
FHLMC MULTICLASS CTF T-9 CL A5	7.050% 03/25/2029 DD 12/01/97	410,934	442,025
FHLMC MULTICLASS CTFS 1835 D	6.000% 04/15/2026 DD 04/01/96	212,363	223,459
FHLMC MULTICLASS CTFS 2543 QT	5.500% 04/15/2022 DD 12/01/02	122,767	130,454
FHLMC MULTICLASS CTFS 2695 DE	4.000% 01/15/2017 DD 10/01/03	488,525	501,310
FHLMC MULTICLASS MTG	6.500% 08/15/2028 DD 08/01/98	167,397	192,246
FHLMC MULTICLASS MTG	6.000% 12/15/2013 DD 12/01/98	210,776	221,677
FHLMC MULTICLASS MTG	7.000% 01/15/2030 DD 01/01/00	302,444	347,149
FHLMC MULTICLASS MTG	7.500% 10/15/2030 DD 10/01/00	117,168	132,871
FHLMC MULTICLASS MTG	6.000% 09/15/2016 DD 09/01/01	122,387	131,688
FHLMC MULTICLASS MTG	6.500% 09/15/2023 DD 09/01/93	323,635	359,342
FHLMC MULTICLASS MTG	6.500% 11/15/2023 DD 11/01/93	250,081	269,348
FHLMC MULTICLASS MTG	6.500% 02/15/2014 DD 02/01/94	110,491	110,956
FHLMC MULTICLASS MTG	6.500% 01/15/2032 DD 01/01/02	213,675	235,234
FHLMC MULTICLASS MTG	6.000% 03/15/2017 DD 03/01/02	141,287	149,729
FHLMC MULTICLASS MTG	6.500% 08/15/2031 DD 08/01/01	24,747	27,230
FHLMC MULTICLASS MTG	6.500% 07/15/2032 DD 07/01/02	154,076	171,228
FHLMC MULTICLASS MTG	6.500% 07/15/2032 DD 07/01/02	301,574	346,340
FHLMC MULTICLASS MTG	4.500% 04/15/2019 DD 04/01/04	126,952	133,786
FHLMC MULTICLASS MTG	5.000% 11/15/2028 DD 02/01/05	209,700	214,085
FHLMC MULTICLASS MTG	4.500% 03/15/2035 DD 03/01/05	360,436	379,802
FHLMC MULTICLASS MTG	4.500% 01/25/2030 DD 04/01/04	195,000	207,041
FHLMC MULTICLASS MTG 1577 PK	6.500% 09/15/2023 DD 09/01/93	194,405	206,474
FHLMC MULTICLASS MTG 1837 Z	6.500% 04/15/2026 DD 04/01/96	208,282	231,555
FHLMC MULTICLASS MTG 2475 FB	VAR RT 02/15/2032 DD 07/15/02	1,407,620	1,437,644
FHLMC MULTICLASS MTG 2481 FB	VAR RT 02/15/2032 DD 08/15/02	1,416,598	1,444,094
FHLMC MULTICLASS MTG 2591 QU	3.750% 06/15/2017 DD 03/01/03	206,616	210,038
FHLMC MULTICLASS MTG 2650 QN	4.500% 01/15/2033 DD 07/01/03	311,283	330,536
FHLMC MULTICLASS MTG 2833 NA	4.500% 05/15/2017 DD 08/01/04	1,217,603	1,238,668
FHLMC MULTICLASS MTG 2890 QA	5.000% 01/15/2018 DD 11/01/04	222,331	226,417
FHLMC MULTICLASS MTG 3331 PB	6.000% 01/15/2031 DD 06/01/07	482,000	512,120
FHLMC MULTICLASS MTG 3356 PA	6.000% 11/15/2026 DD 08/01/07	117,983	118,749
FHLMC MULTICLASS MTG 3564 JA	4.000% 01/15/2018 DD 08/01/09	929,099	979,893
FHLMC MULTICLASS MTG T-5 A5	VAR RT 06/25/2028 DD 05/01/97	927,325	971,874
FHR 192 I	9% 2/22	275,420	340,058
FHR 2068 B	10% 11/22	47,847	55,209
FHR 2104 PG	6% 12/28	174,014	189,666
FHR 2356 GD	6% 9/16	92,898	100,004
FHR 2363 PF	6% 9/16	118,204	127,095
FHR 2460 VZ	6% 11/29	26,975	27,007
FHR 2497 BM	5% 2/22	32,873	33,231
FHR 2513 TG	6% 2/32	56,934	58,251
FHR 2519 BT	8.5% 9/31	2,578	2,637
FHR 2527 TB	6% 11/32	71,968	78,813
FHR 2533 PE	5.5% 12/21	240,659	249,206
FHR 2565 MB	6% 5/30	14,191	14,322
FHR 2619 HR	3.5% 11/31	111,303	114,660
FHR 2628 WA	4% 7/28	398,085	404,264
FHR 2686 GB	5% 5/20	162,540	166,008
FHR 2708 DG	5.5% 7/32	67,439	71,316
FHR 2770 UD	4.5% 5/17	1,925,000	1,989,540
FHR 2802 NC	5% 5/28	69,285	70,195
FHR 2810 PD	6 2/11	395,357	416,399
FHR 2866 XE	4 2/3	2,535,000	2,650,968
FHR 3013 VJ	5 1/14	473,694	498,138
FHR 3033 UD	5.5% 10/30	110,525	114,923
FHR 3047 OB	5.5% 12/33	160,329	171,271
FHR 3149 PB	6% 8/29	39,397	39,550
FHR 3560 LA	2% 8/14	596,434	603,096
FHR 3573 LC	1.85% 8/14	933,743	943,162
FHR 3728 EA	3.5% 9/20	6,710,687	6,932,288
FNMA	.375% 12/28/12	7,200,000	7,154,302
FNMA	.5% 10/30/12	6,274,000	6,257,412
FNMA	0.75% 12/18/13	881,000	871,159
FNMA	1% 9/23/13	6,025,000	6,015,884
FNMA	1.125% 7/30/12	2,190,000	2,209,149
FNMA	1.25% 8/20/13	910,000	915,946
FNMA	1.625% 10/26/15	2,875,000	2,802,202
FNMA POOL #695584	6.00% 3/33	35,403	38,991
FNMA POOL #752786	6.00% 9/33	44,755	48,754
FNMA POOL #555254	6.50% 1/33	161,053	180,949
FNMA POOL #636870	6.50% 3/32	32,143	36,140
FNMA POOL #735723	6.50% 3/35	322,582	362,701
FNMA POOL #535889	6.50% 4/31	18,040	20,238
FNMA POOL #254311	6.50% 4/32	72,644	81,668
FNMA POOL #642821	6.50% 4/32	3,980	4,455
FNMA POOL #580862	6.50% 5/31	4,010	4,505
FNMA POOL #545759	6.50% 7/32	296,579	333,371
FNMA POOL #545891	6.50% 7/32	558,611	627,598
FNMA POOL #545819	6.50% 8/32	20,974	23,573
FNMA POOL #645174	6.50% 8/32	3,308	3,721
FNMA POOL #646562	6.50% 9/32	77,102	87,017
FNMA POOL #254044	6.50% 10/21	19,701	21,913
FNMA POOL #662208	6.50% 10/32	8,229	9,287
FNMA POOL #607400	6.50% 11/31	4,067	4,569
FNMA POOL #545333	6.50% 12/31	175,487	197,211
FNMA POOL #610362	6.50% 12/31	3,380	3,799
FNMA POOL #907742	7.00% 12/36	93,810	103,206
FNMA POOL #995504	7.50% 11/38	793,417	893,870
FNMA POOL #695533	8.00% 6/27	20,634	23,378
FNMA POOL #0100283	6.500% 01/15/2014 DD 04/01/99	87,423	93,108
FNMA POOL #0251825	6.500% 07/01/2018 DD 06/01/98	187,273	205,222
FNMA POOL #0252104	6.500% 11/01/2018 DD 10/01/98	216,793	238,004
FNMA POOL #0252348	6.500% 03/01/2019 DD 02/01/99	140,866	154,648
FNMA POOL #0253999	6.000% 09/01/2021 DD 08/01/01	138,092	151,862
FNMA POOL #0254305	6.500% 05/01/2022 DD 04/01/02	169,701	187,747
FNMA POOL #0254353	7.000% 05/01/2017 DD 04/01/02	36,425	40,234
FNMA POOL #0254544	6.000% 11/01/2022 DD 10/01/02	182,541	200,562

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA POOL #0254686	5.500% 04/01/2018 DD 03/01/03	240,010	258,949
FNMA POOL #0254827	5.500% 05/01/2013 DD 05/01/03	37,249	38,548
FNMA POOL #0254919	4.000% 09/01/2018 DD 08/01/03	319,695	333,733
FNMA POOL #0456110	6.000% 12/01/2018 DD 12/01/98	480,670	524,156
FNMA POOL #0506702	6.500% 08/01/2014 DD 08/01/99	638,671	696,049
FNMA POOL #0535063	6.500% 12/01/2014 DD 11/01/99	229,563	246,954
FNMA POOL #0535460	8.000% 09/01/2015 DD 08/01/00	69,960	75,889
FNMA POOL #0535834	6.500% 02/01/2020 DD 03/01/01	285,315	313,801
FNMA POOL #0555390	6.000% 03/01/2018 DD 03/01/03	95,920	104,628
FNMA POOL #0612660	5.500% 10/01/2016 DD 10/01/01	203,164	218,814
FNMA POOL #0627139	6.500% 03/01/2017 DD 03/01/02	45,932	50,260
FNMA POOL #0634197	5.500% 02/01/2017 DD 02/01/02	580,755	625,253
FNMA POOL #0636917	7.000% 03/01/2017 DD 03/01/02	68,768	75,960
FNMA POOL #0638411	5.500% 03/01/2017 DD 03/01/02	41,093	44,308
FNMA POOL #0638774	7.000% 05/01/2017 DD 05/01/02	151,661	167,177
FNMA POOL #0644987	6.000% 05/01/2017 DD 05/01/02	136,726	149,138
FNMA POOL #0660716	6.000% 09/01/2019 DD 08/01/02	264,850	281,734
FNMA POOL #0660719	6.000% 04/01/2025 DD 08/01/02	363,566	393,312
FNMA POOL #0665775	5.500% 09/01/2017 DD 09/01/02	76,482	82,461
FNMA POOL #0667070	7.000% 07/01/2017 DD 09/01/02	189,559	209,384
FNMA POOL #0667792	5.000% 03/01/2018 DD 03/01/03	223,998	241,781
FNMA POOL #0670452	5.500% 11/01/2017 DD 11/01/02	315,985	340,720
FNMA POOL #0681270	5.000% 01/01/2018 DD 01/01/03	587,829	628,701
FNMA POOL #0681383	5.500% 02/01/2018 DD 02/01/03	373,097	402,303
FNMA POOL #0682424	4.000% 07/01/2018 DD 07/01/03	117,474	122,632
FNMA POOL #0697602	4.500% 05/01/2018 DD 04/01/03	281,339	298,043
FNMA POOL #0698023	3.500% 04/01/2019 DD 04/01/04	164,149	170,049
FNMA POOL #0707298	5.000% 05/01/2018 DD 05/01/03	1,388,168	1,462,074
FNMA POOL #0708802	4.000% 06/01/2018 DD 05/01/03	221,941	231,686
FNMA POOL #0709848	5.000% 06/01/2018 DD 06/01/03	267,467	286,398
FNMA POOL #0709877	5.000% 06/01/2018 DD 06/01/03	200,004	214,160
FNMA POOL #0710238	4.500% 06/01/2018 DD 06/01/03	207,932	220,277
FNMA POOL #0720393	4.500% 07/01/2018 DD 07/01/03	290,162	307,389
FNMA POOL #0725352	4.500% 04/01/2019 DD 03/01/04	1,089,251	1,152,558
FNMA POOL #0725502	7.000% 11/01/2032 DD 05/01/04	85,422	95,904
FNMA POOL #0725528	5.500% 04/01/2019 DD 05/01/04	292,204	315,261
FNMA POOL #0726128	4.000% 07/01/2018 DD 07/01/03	151,379	158,026
FNMA POOL #0727466	4.500% 08/01/2018 DD 08/01/03	271,300	287,407
FNMA POOL #0733772	4.500% 08/01/2018 DD 08/01/03	605,645	641,602
FNMA POOL #0735137	6.500% 11/01/2022 DD 12/01/04	523,214	575,452
FNMA POOL #0735290	4.500% 12/01/2019 DD 02/01/05	182,217	193,378
FNMA POOL #0735522	4.000% 12/01/2018 DD 04/01/05	1,094,480	1,142,538
FNMA POOL #0740462	5.000% 11/01/2018 DD 10/01/03	140,665	150,621
FNMA POOL #0742078	4.500% 03/01/2019 DD 03/01/04	397,906	422,278
FNMA POOL #0745407	6.000% 04/01/2024 DD 02/01/06	358,736	394,186
FNMA POOL #0749596	5.000% 11/01/2018 DD 10/01/03	412,663	441,871
FNMA POOL #0756138	8.500% 11/01/2012 DD 11/01/03	12,055	12,012
FNMA POOL #0761326	5.000% 04/01/2019 DD 04/01/04	317,078	340,910
FNMA POOL #0768005	4.000% 09/01/2013 DD 01/01/04	128,626	131,826
FNMA POOL #0773153	4.000% 06/01/2019 DD 06/01/04	359,122	374,442
FNMA POOL #0773445	4.000% 07/01/2019 DD 07/01/04	816,343	851,168
FNMA POOL #0842257	7.000% 09/01/2019 DD 09/01/05	365,472	386,786
FNMA POOL #0888366	7.000% 04/01/2037 DD 04/01/07	577,746	654,275
FNMA POOL #0888436	5.000% 12/01/2021 DD 05/01/07	1,819,796	1,946,326
FNMA POOL #0888681	5.000% 12/01/2018 DD 09/01/07	1,386,619	1,483,031
FNMA POOL #0888889	4.500% 12/01/2018 DD 11/01/07	1,711,460	1,813,070
FNMA POOL #0888892	7.500% 11/01/2037 DD 11/01/07	1,083,287	1,218,872
FNMA POOL #0923799	4.500% 08/01/2020 DD 05/01/07	602,713	627,599
FNMA POOL #0995324	5.000% 12/01/2020 DD 12/01/08	3,021,788	3,231,893
FNMA POOL #0995783	8.000% 11/01/2037 DD 06/01/09	280,032	316,293
FNMA POOL #0AD0329	6.500% 09/01/2028 DD 10/01/09	673,411	748,779
FNMA 10YR #735023	4.50% 11/14	178,334	183,497
FNMA 15YR #773886	4.00% 3/19	408,765	426,361
FNMA 15YR #728852	4.00% 8/18	36,447	38,039
FNMA 15YR #682450	4.00% 9/18	59,393	61,987
FNMA 15YR #745278	4.50% 6/19	469,614	496,378
FNMA 15YR #888653	4.50% 7/20	231,648	244,851
FNMA 15YR #730721	4.50% 8/18	131,524	139,040
FNMA 15YR #725857	4.50% 11/18	188,917	199,714
FNMA 15YR #680143	5.50% 1/18	39,523	42,657
FNMA 15YR #684247	5.50% 1/18	478,966	516,300
FNMA 15YR #555249	5.50% 2/18	82,202	88,685
FNMA 15YR #629035	5.50% 3/17	82,513	88,811
FNMA 15YR #735521	5.50% 3/20	113,505	122,594
FNMA 15YR #633279	5.50% 4/17	91,104	98,057
FNMA 15YR #254686	5.50% 4/18	236,485	255,437
FNMA 15YR #725793	5.50% 9/19	58,376	63,069
FNMA 15YR #725796	5.50% 9/19	74,101	80,012
FNMA 15YR #795064	5.50% 10/19	65,403	70,599
FNMA 15YR #611007	5.50% 12/16	51,244	55,155
FNMA 15YR #616425	5.50% 12/16	30,806	33,157
FNMA 15YR #676658	5.50% 12/17	41,715	44,970
FNMA 15YR #416704	6.00% 1/13	271,111	294,548
FNMA 15YR #583745	6.00% 6/16	30,949	33,625
FNMA 15YR #252165	6.00% 11/13	177,554	192,903
FNMA 15YR #445344	6.00% 11/13	247,439	268,829
FNMA 15YR #449782	6.00% 11/13	195,721	212,641
FNMA 15YR #668811	6.00% 11/17	42,306	46,040
FNMA 15YR #420033	6.50% 5/13	45,263	47,497
FNMA 15YR #323794	6.50% 6/14	97,737	103,198
FNMA 15YR #555720	6.50% 6/15	35,840	37,653
FNMA	2.75% 3/13/14	3,337,000	3,487,876
FNMA 20YR #545419	6.50% 12/21	7,050	7,840
FNMA	4.625% 10/15/13	4,460,000	4,895,519
FNMA	4.625% 10/15/13	280,000	307,342
FNMA	4.75% 11/19/12	1,037,000	1,115,824
FNMA GTD REMIC P/T	7.000% 12/25/2023 DD 12/01/93	491,103	526,069
FNMA GTD REMIC P/T	6.500% 03/25/2024 DD 03/01/94	650,161	723,337
FNMA GTD REMIC P/T	6.000% 12/25/2016 DD 11/01/01	276,995	299,388
FNMA GTD REMIC P/T	3.000% 07/25/2022 DD 06/01/03	75,597	77,002
FNMA GTD REMIC P/T	7.000% 11/25/2022 DD 11/01/92	300,186	336,121
FNMA GTD REMIC P/T 02-58 HC	5.500% 09/25/2017 DD 08/01/02	270,570	294,177
FNMA GTD REMIC P/T 03-57 NK	5.000% 06/25/2018 DD 05/01/03	110,313	117,261
FNMA GTD REMIC P/T 03-80 VC	5.000% 04/25/2016 DD 07/01/03	366,085	384,997
FNMA GTD REMIC P/T 03-87 OB	3.500% 04/25/2033 DD 08/01/03	260,962	265,140

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA GTD REMIC P/T 04-70 BA	4.500% 11/25/2017 DD 09/01/04	165,036	168,024
FNMA GTD REMIC P/T 04-70 JA	4.500% 10/25/2019 DD 09/01/04	183,156	187,286
FNMA GTD REMIC P/T 04-89 DF	VAR RT 04/25/2023 DD 11/25/04	3,235,674	3,239,557
FNMA GTD REMIC P/T 04-97 GJ	4.500% 10/25/2030 DD 12/01/04	2,277,376	2,367,309
FNMA GTD REMIC P/T 05-21 BK	4.750% 07/25/2023 DD 02/01/05	3,568,227	3,713,561
FNMA GTD REMIC P/T 06-109 HA	4.500% 05/25/2024 DD 10/01/06	5,427,180	5,646,275
FNMA GTD REMIC P/T 06-43 CL G	6.500% 09/25/2033 DD 05/01/06	169,746	174,106
FNMA GTD REMIC P/T 06-63 AE	6.500% 10/25/2033 DD 06/01/06	100,618	102,306
FNMA GTD REMIC P/T 06-63 CL AB	6.500% 10/25/2033 DD 06/01/06	99,425	101,093
FNMA GTD REMIC P/T 06-78 BC	6.500% 01/25/2034 DD 07/01/06	162,757	167,379
FNMA GTD REMIC P/T 07-114 A6	VAR RT 10/27/2037 DD 11/30/07	1,200,000	1,197,900
FNMA GTD REMIC P/T 07-77 CL MH	6.000% 12/25/2036 DD 07/01/07	1,476,881	1,603,775
FNR 1998-46 E	6% 8/28	298,685	314,441
FNR 2001-44 PD	7% 9/31	46,344	51,037
FNR 2001-7 PF	7% 3/31	17,342	19,093
FNR 2002-56 MC	5.5% 9/17	88,913	95,315
FNR 2004-95 AN	5.5% 1/25	370,004	396,879
FNR 2006-75 CM	6.5% 12/33	215,594	219,757
FNR 2007-68 PA	5.5% 6/36	153,422	161,184
FNR 2007-79 PB	5% 4/29	500,000	519,525
FNR 2010-123 DL	3.5% 11/25	625,311	648,788
FNR 2010-143 B	3.5% 12/25	972,009	1,009,371
FNR 99-8 QD 6	3/14	176,959	185,592
FNR G93-3 K	7% 2/23	102,532	113,260
FNW 2003-W4 2A	6.5% 10/42	32,202	35,526
FORDO 2009-A A3B 1ML+250	5/13	4,143,719	4,191,340
FORDO 2009-B A3	2.790% 08/15/2013 DD 06/09/09	775,594	785,793
FORDO 2009-B A3 2.79 8/13TALF	2.79 8/13TALF	663,564	672,289
FORDO 2009-D A3 2.17% 10/13	2.17% 10/13	400,000	404,524
FORDO 2009-E A3 1.51% 1/14	1.51% 1/14	700,000	705,323
FORDO 2010-B A3 0.98% 10/14	0.98% 10/14	590,000	591,561
FPL GROUP CAPITAL INC	5.350% 06/15/2013 DD 06/17/08	100,000	108,339
FPL GROUP CAPITAL INC	7.875% 12/15/2015 DD 12/12/08	80,000	96,444
FRANCE TELECOM	2.125% 9/16/15	214,000	208,316
FSPC T-54 2A 6% 2/43	6% 2/43	155,237	170,782
FSPC T-54 3A 7% 2/43	7% 2/43	70,703	78,562
GCCFC 2005-GG3 A2 CSTR 8/42	8/1	503,476	508,409
GE CAP	5.25% 10/19/12	720,000	769,524
GE CAP CORP	2.25% 11/9/15	500,000	480,678
GE CAP CORP	2.25% 11/9/15	555,000	533,552
GE CAP CORP	3.5% 8/12	1,311,000	1,358,197
GE CAP CORP	3.5% 8/12	1,337,000	1,385,133
GE CAP FDIC	3% 12/09/11	2,962,000	3,033,209
GE CAP FDIC GMTN	2% 9/28/12	900,000	919,302
GE CAP MTN	2.8% 1/08/13	135,000	138,011
GE CAP MTN	3.5% 6/28/15	1,835,000	1,867,149
GE ELEC MTN GLB	5.875 2/15/12A	1,925,000	2,024,969
GECAP GLBL MTN	5.45% 1/15/13	465,000	500,061
GECAP MTN	5.65% 6/09/14	315,000	345,680
GEMNT 2009-3 A	2.54% 9/14	1,600,000	1,619,223
GEN ELEC CAP CRP	5.5 6/4/14	3,000,000	3,276,000
GEN ELEC CAP MTN	5.4 9/20/13	480,000	523,518
GENERAL ELC CAP CORP	2.250% 11/09/2015 DD 11/09/10	4,285,000	4,119,385
GENERAL ELEC MTN	1.875% 9/13	1,302,000	1,302,697
GENERAL ELECTRIC CAPITAL CORP	VAR RT 09/20/2013 DD 03/20/08	5,500,000	5,296,445
GENERAL ELECTRIC CAPITAL CORP	4.750% 09/15/2014 DD 09/17/04	520,000	556,000
GENERAL ELECTRIC CAPITAL CORP	5.650% 06/09/2014 DD 06/09/06	335,000	367,629
GENERAL ELECTRIC CAPITAL CORP	6.000% 06/15/2012 DD 06/07/02	1,065,000	1,138,496
GENERAL ELECTRIC CAPITAL CORP	5.500% 06/04/2014 DD 06/04/07	1,900,000	2,074,800
GENERAL ELECTRIC CAPITAL CORP	5.250% 10/19/2012 DD 10/19/07	780,000	833,648
GENERAL ELECTRIC CAPITAL CORP	2.250% 03/12/2012 DD 03/12/09	3,875,000	3,956,995
GENERAL ELECTRIC CO	5.000% 02/01/2013 DD 01/28/03	1,795,000	1,918,801
GENERAL MILLS INC	6.000% 02/15/2012 DD 02/21/02	211,000	222,483
GENERAL MILLS INC	5.650% 09/10/2012 DD 08/29/07	53,000	57,050
GMAC COMMERCIAL MORTGAGE C3 A2	4.930% 07/10/2039 DD 12/01/02	875,000	918,383
GNMA POOL #462548	7.00% 2/28	5,600	6,311
GNMA POOL #552576	7.00% 5/32	32,211	36,425
GNMA POOL #462643	7.00% 7/28	179,519	202,424
GNMA POOL #416611	7.00% 8/28	34,361	38,725
GNMA POOL #458917	7.00% 8/28	8,525	9,606
GNMA POOL #481353	7.00% 10/28	129,828	146,451
GNMA POOL #186997	8.00% 11/29	12,716	14,484
GNMA POOL #0515099	7.000% 02/15/2015 DD 02/01/00	33,265	36,143
GNMA POOL #0530795	6.500% 01/15/2023 DD 01/01/03	343,666	389,493
GNMA POOL #0569432	6.500% 05/15/2017 DD 05/01/02	278,048	304,114
GNMA POOL #0641437	6.500% 06/15/2020 DD 06/01/05	144,420	158,658
GNMA POOL #0781570	8.000% 01/15/2016 DD 03/01/03	22,715	24,703
GNMA 20YR #593677	6.50% 4/23	26,319	29,722
GNMA GTD REMIC 00-9 CL ZJ	8.500% 02/16/2030 DD 02/01/00	203,629	247,092
GNMA GTD REMIC 03-18 OV	7.000% 10/20/2031 DD 03/01/03	75,898	76,724
GNMA GTD REMIC 2000-27 CL Z	7.500% 09/20/2030	44,559	51,546
GNMA GTD REMIC 2002-54 GB	6.500% 08/20/2032 DD 08/01/02	131,048	144,078
GNMA GTD REMIC P/T 2002-40 UK	6.500% 06/20/2032 DD 06/01/02	261,844	302,838
GNMA GTD REMIC TR 2000-14 PD	7.000% 02/16/2030	132,889	145,431
GNMA GTD REMIC TR 2000-6 Z	7.500% 02/20/2030	45,709	52,021
GOLD WEST FINL	4.75% 10/01/12	550,000	581,915
GOLDMAN FDIC	3.25% 6/15/12	764,000	793,105
GOLDMAN SA FDIC	2.15% 3/12	200,000	203,895
GOLDMAN SACH GLB	5.25 10/15/13	2,427,000	2,626,543
GOLDMAN SACHS	5.35% 1/15/16	1,500,000	1,611,603
GOLDMAN SACHS	4.75% 7/15/13 DT	459,000	488,961
GOLDMAN SACHS GLB	5.5 11/15/14	335,000	362,287
GOLDMAN SACHS GLB	5.15 1/15/14	190,000	204,642
GOLDMAN SACHS GROUP INC/THE	6.000% 05/01/2014 DD 05/06/09	2,000,000	2,203,280
GOLDMAN SACHS GROUP INC/THE	3.700% 08/01/2015 DD 07/28/10	820,000	835,506
GOLDMAN SACHS GROUP INC/THE	6.600% 01/15/2012 DD 01/10/02	5,000,000	5,287,300
GOLDMAN SACHS GROUP INC/THE	5.500% 11/15/2014 DD 11/15/02	365,000	394,729
GOLDMAN SACHS GROUP INC/THE	4.750% 07/15/2013 DD 07/15/03	100,000	106,527
GOLDMAN SACHS GROUP INC/THE	5.350% 01/15/2016 DD 01/17/06	1,720,000	1,847,968
GOLDMAN SACHS GROUP INC/THE	5.150% 01/15/2014 DD 01/13/04	210,000	226,183
GOLDMAN SACHS GROUP INC/THE	3.250% 06/15/2012 DD 12/01/08	1,220,000	1,266,470
GOLDMAN SACHS GROUP INC/THE	2.150% 03/15/2012 DD 03/19/09	2,200,000	2,242,834
GOLDMAN SACHS MTN	3.7% 8/1/15	1,106,000	1,126,917
GREENWICH CAPITAL COMME GG1 A7	VAR RT 06/10/2036 DD 05/01/04	2,000,000	2,157,200
GREENWICH CAPITAL COMME GG3 A2	4.305% 08/10/2042 DD 02/01/05	1,244,547	1,256,743

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GREENWICH CAPITAL COMME GG3 A4	VAR RT 08/10/2042 DD 02/01/05	1,245,000	1,314,247
HAROT 2008-1 A4	9/18/2014	1,240,000	1,266,686
HAROT 2009-3 A3	2.310% 05/15/2013 DD 07/14/09	811,291	820,353
HAROT 2010-1 A4	1.98% 5/23/16	260,000	264,513
HAROT 2010-2 A3	1.34% 3/14	730,000	735,437
HAROT 2010-3 A3	.7% 5/13	1,350,000	1,343,763
HART 2009-A A3	2.03% 8/13	360,000	364,089
HEWLETT PACKARD	6.125% 3/01/14	325,000	368,037
HEWLETT-PACKARD CO	4.750% 06/02/2014 DD 02/26/09	100,000	109,568
HJ HEINZ FINANCE CO	6.625% 07/15/2011 DD 01/15/03	100,000	103,109
HOME DEPOT INC	5.25% 12/16/13	350,000	384,141
HOME DEPOT INC	5.4% 3/01/16	350,000	392,212
HOUSEHOLD	6.375% 10/15/11	500,000	521,255
HOUSEHOLD	6.375% 11/27/12	310,000	336,091
HOUSEHOLD	7% 5/15/12	500,000	536,473
HOUSEHOLD GLBL	4.75% 7/15/13	190,000	200,388
HRPT PROPERTIES	5.75 11/1/15	105,000	109,330
HSBC FIN CORP GLB	5.25 1/15/14	350,000	375,694
HSBC FINANCE CO	5% 6/30/15	190,000	201,818
HSBC FINANCE CO FRN	4/24/2012	1,000,000	995,190
HSBC FINANCE CORP	5.000% 06/30/2015 DD 06/27/05	210,000	223,062
HSBC FINANCE CORP	VAR RT 09/14/2012 DD 09/15/05	1,865,000	1,837,920
HSBC FINANCE CORP	VAR RT 01/15/2014 DD 11/21/06	4,900,000	4,701,844
HSBC FINANCE CORP	VAR RT 04/24/2012 DD 04/24/07	2,700,000	2,687,013
HSBC FINANCE CORP	7.100% 12/15/2011 DD 12/27/01	250,000	259,960
HSBC FINANCE CORP	6.375% 11/27/2012 DD 11/27/02	1,675,000	1,815,985
HSBC FINANCE CORP	4.750% 07/15/2013 DD 07/21/03	210,000	221,481
HSBC FINANCE CORP FRN	7/19/2012	990,000	982,387
HSBC FINANCEFRN 3ML+35	9/14/2012	1,135,000	1,118,523
HSBC USA FDIC	3.125% 12/16/11	265,000	271,838
ING BANK MTN 144A	2.65% 1/13	1,290,000	1,297,732
ING BANK NV	2.650% 01/14/2013 DD 01/14/10	1,860,000	1,871,141
ING BANK NV 144A	2% 10/18/13	1,970,000	1,946,498
INTER AMERN DEV MTN	1.75 10/12	2,005,000	2,044,567
JDOT 2009-A A3	2.590% 10/15/2013 DD 06/09/09	329,813	333,009
JDOT 2009-B A3	1.570% 10/15/2013 DD 10/09/09	900,000	905,931
JOHN DEERE CAPITAL CORP	4.500% 04/03/2013 DD 04/03/08	80,000	85,568
JOHN DEERE CAPITAL CORP	5.250% 10/01/2012 DD 03/30/09	100,000	107,563
JP MORGAN CP REP REPO	0.230% 01/03/2011 DD 12/30/10	33,500,000	33,500,000
JPMC CO MTN	4.65% 6/14	1,488,000	1,588,275
JPMC CO MTN	4.65% 6/14	907,000	968,122
JPMMTN	1.65% 9/30/13	670,000	670,454
JPMORGAN CHASE CO	3.4% 6/24/15	862,000	879,029
JPMORGAN FDIC	3.125 12/1/11	843,000	863,986
JPMORGAN FDIC	2.125% 12/12	1,450,000	1,489,936
KCP&L GREATER MISSOURI OPERATI	11.875% 07/01/2012 DD 01/01/03	245,000	277,906
KELLOGG CO	5.125% 12/03/2012 DD 12/03/07	60,000	64,304
KELLOGG CO	4.250% 03/06/2013 DD 03/06/08	200,000	212,280
KEY BANK OH MTN	5.5% 9/17/12	250,000	264,862
KEYCORP	6.500% 05/14/2013 DD 05/14/08	245,000	266,001
KFW GLB	4.75 5/15/12	2,305,000	2,432,257
KRAFT FOODS INC	6.750% 02/19/2014 DD 12/19/08	95,000	108,294
KRAFT FOODS INC	2.625% 5/8/13	1,116,000	1,147,714
KRAFT FOODS INC	2.625% 5/8/13	1,158,000	1,190,908
LG&E & KU ENERGY LLC	2.125% 11/15/2015 DD 11/12/10	1,580,000	1,515,726
LG&E & KU MTN 144A	2.125 11/15	457,000	438,409
MACQUARIE GROUP 144A	7.3% 8/14	395,000	431,363
MACQUARIE GROUP LTD	7.300% 08/01/2014 DD 08/06/09	1,205,000	1,315,932
MANUF & TRADERS	6.625 12/4/17	220,000	246,983
MANUFACTURERS & TRADERS TRUST	6.625% 12/04/2017 DD 12/04/07	130,000	145,945
MARSHALL & ILSLEY MTN # 00145	5.350% 04/01/2011 DD 03/28/06	200,000	201,610
MCDONNELL DOUGLAS CORP	9.750% 04/01/2012 DD 04/02/92	245,000	270,313
MERCK & CO INC	2.15% 1/15/16	660,000	651,703
MERRILL LYN	6.875% 4/25/18 DT	3,000,000	3,283,074
MERRILL LYN CO	5.45% 2/05/13	140,000	147,671
MERRILL LYN CO	6.15% 4/25/13	555,000	595,519
MERRILL LYN CO	6.4% 8/28/17	130,000	137,445
MERRILL LYNCH	5.45% 7/15/14	205,000	215,524
MERRILL LYNCH	5.45% 7/15/14	735,000	772,732
MERRILL LYNCH & CO INC	6.050% 08/15/2012 DD 08/15/07	140,000	148,246
MERRILL LYNCH & CO INC	6.400% 08/28/2017 DD 08/28/07	137,000	144,846
MERRILL LYNCH & CO INC	5.450% 02/05/2013 DD 02/05/08	2,460,000	2,594,783
MERRILL LYNCH & CO INC	6.150% 04/25/2013 DD 04/25/08	605,000	649,171
MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	4,700,000	5,143,492
MERRILL LYNCH & CO INC	5.000% 02/03/2014 DD 02/03/04	700,000	724,437
MERRILL LYNCH & CO INC	5.450% 07/15/2014 DD 07/19/04	225,000	236,552
MERRILL LYNCH & CO INC	5.000% 01/15/2015 DD 11/22/04	295,000	307,181
MERRILL LYNCH CO	5% 1/15/15	275,000	286,356
MET LIFE 3ML+50 FRN 144A	4/12	1,260,000	1,259,525
METROPOLITAN LIFE GLOBAL FUNDI	2.500% 01/11/2013 DD 01/13/10	1,550,000	1,583,852
METROPOLITAN LIFE MTN #TR00007	5.200% 09/18/2013 DD 09/18/03	1,700,000	1,841,287
METROPOLITAN MTN 2.5 144A	2.5 1/13/2011	2,000,000	2,043,680
MEXICO GVT GLB	5.875 1/15/14	350,000	387,625
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10	2,930,000	2,857,424
MICROSOFT CORP MTN	1.625% 9/15	980,000	955,722
MIDAMERICAN ENR	5.875% 10/1/12	1,710,000	1,845,027
MILLER BREWING 144A	5.5% 8/13	610,000	662,092
MONUMENTAL GLOBAL FDG 144A	VAR RT 01/15/2014 DD 01/18/07	2,000,000	1,920,780
MORGAN STAN FDIC	3.25% 12/1/11	1,250,000	1,282,524
MORGAN STANLEY	5.750% 08/31/2012 DD 08/31/07	100,000	106,933
MORGAN STANLEY	5.375% 10/15/2015 DD 10/21/05	160,000	168,059
MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	3,000,000	3,249,000
MORGAN STANLEY	6.000% 05/13/2014 DD 05/13/09	3,900,000	4,213,872
MORGAN STANLEY	VAR RT 05/14/2013 DD 05/14/10	2,100,000	2,176,188
MORGAN STANLEY	1.950% 06/20/2012 DD 01/20/09	2,525,000	2,577,217
MORGAN STANLEY	2.250% 03/13/2012 DD 03/13/09	5,125,000	5,226,475
MORGAN STANLEY	4.1% 1/26/15	1,761,000	1,786,561
MORGAN STANLEY	5.3% 3/01/13	1,050,000	1,118,899
MORGAN STANLEY	5.375 10/15/15	140,000	147,052
MORGAN STANLEY	6% 5/13/14	2,690,000	2,906,491
MORGAN STLY MTN	5.625% 1/09/12	200,000	208,829
MSTDW	6.6% 4/01/12	160,000	170,475
NALT 2009-B A3	1 1/15	170,000	171,148
NALT 2010-A A2	1.1% 3/13	530,000	530,566
NALT 2010-B A3	1% 12/15/13	610,000	608,791

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
NATIONAL AUSTRALIA BANK LTD	2.500% 01/08/2013 DD 01/08/10	210,000	213,992
NATIONAL AUSTRALIA BANK LTD	3.750% 03/02/2015 DD 03/02/10	1,510,000	1,561,627
NATIONAL RURAL UTILITIES COOPE	4.750% 03/01/2014 DD 02/25/04	160,000	172,973
NATIONWIDE BUILDING SOCIETY	4.650% 02/25/2015 DD 02/25/10	1,745,000	1,759,222
NATIONWIDE MTN 144A	4.65% 2/15	425,000	428,463
NATL AUST BK 144A	2.5% 1/08/13	190,000	193,612
NATL AUST BK 144A	3.75 3/02/15	1,085,000	1,122,100
NATL RURAL	4.75% 3/1/14	140,000	151,351
NBC UNIVERSAL INC	3.650% 04/30/2015 DD 04/30/10	1,790,000	1,836,003
NBC UNV INC MTN 144A	3.65 4/15	430,000	441,049
NBC UNV INC MTN 144A	3.65 4/15	650,000	666,702
NELNET EDUCATION LOAN FU 2A A4	VAR RT 08/26/2019 DD 04/29/04	10,000,000	9,893,400
NELNET STUDENT LOAN TRUST 3 A3	VAR RT 06/22/2017 DD 07/27/05	825,785	824,621
NEW YORK LIFE GLOBAL FDG 144A	4.650% 05/09/2013 DD 05/09/08	1,800,000	1,935,666
NEW YORK LIFE MTN #TR0001 144A	5.375% 09/15/2013 DD 09/10/03	250,000	275,820
NORDEA BANK AB	1.750% 10/04/2013 DD 10/04/10	2,720,000	2,706,563
NORDEA BK AG 144A	1.75 10/4/13	2,510,000	2,497,608
NORDEA BK AG 144A	1.75 10/4/13	1,000,000	995,063
NORTHERN TR CO	4.625% 5/1/14	147,000	158,926
NOVARTIS CAP CO	2.9% 4/24/15	1,040,000	1,068,374
NOVARTIS CAPITAL CORP	2.900% 04/24/2015 DD 03/16/10	3,130,000	3,215,386
ONCOR ELECTRIC DELIVERY CO LLC	6.375% 05/01/2012 DD 11/01/02	1,000,000	1,064,680
ONTARIO (PROVINCE OF)	2.950% 02/05/2015 DD 02/05/10	450,000	465,055
ONTARIO PROV	1.875% 9/15/15	2,600,000	2,541,859
ORACLE CORP	5.250% 01/15/2016 DD 01/13/06	250,000	281,070
PACIFIC GAS & ELEC	6.25% 12/13	460,000	515,670
PACIFICORP	6.9% 11/15/11	500,000	527,068
PANCANADIAN PETROLEUM LTD	6.300% 11/01/2011 DD 11/05/01	1,000,000	1,045,330
PNC FUND CORP MTN	3% 5/19/14	940,000	957,172
PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	110,000	117,721
PNC FUNDING CORP	5.625% 02/01/2017 DD 02/08/07	110,000	117,583
PNCFUND MTN	3.625% 2/8/15	728,000	752,719
PORT TOWNSEND HLDGS CO INC COM		525	0
PPG INDUSTRIES INC	5.750% 03/15/2013 DD 03/18/08	260,000	282,194
PRAXAIR INC	4.375% 03/31/2014 DD 03/26/09	290,000	309,813
PRCTRGBL FRN 3ML+4	11/14/2012	150,000	150,121
PRICOA GBL MTN #TR 00034 144A	5.300% 09/27/2013 DD 09/28/06	1,000,000	1,094,060
PRICOA GLB 1 MTN 144A	5.45 6/14	2,000,000	2,217,194
PRICOA GLOBAL FUNDING I	5.450% 06/11/2014 DD 06/11/09	185,000	205,091
PRINCIPAL LFE MTN	5.15 6/17/11	225,000	228,592
PRINCIPAL LIFE INCOME FUNDING	5.300% 04/24/2013 DD 04/24/08	270,000	292,183
PRINCIPAL LIFE MTN	5.3 4/24/13	250,000	270,540
PRINCIPAL LIFE MTN	5.3 12/14/12	150,000	161,368
PRINICPAL LIFE #TR 00007 144A	6.250% 02/15/2012 DD 02/20/02	100,000	104,360
PROCTER & GAMBLE	1.8% 11/15/15	670,000	656,841
PROCTER & GAMBLE INTERNATIONAL	1.350% 08/26/2011 DD 08/28/09	1,500,000	1,511,625
PROCTOR&GAMBLE INTL	1.35% 8/11	2,400,000	2,418,607
PROGRESS ENERGY	6.05% 3/15/14	1,000,000	1,110,544
PROGRESS ENERGY	7.1% 3/01/11	758,000	765,710
PROGRESS ENERGY INC	6.050% 03/15/2014 DD 03/19/09	3,500,000	3,886,890
PRUDENTIAL FINANCIAL INC	3.625% 09/17/2012 DD 09/15/09	1,015,000	1,053,377
PRUDENTIAL FINANCIAL INC	3.875% 01/14/2015 DD 01/14/10	1,360,000	1,403,085
PSEG POWER LLC	7.750% 04/15/2011 DD 10/15/01	40,000	40,776
PUB SVC EL & GAS	6.33 11/1/13	300,000	336,826
PUBLIC SERVICE ELECTRIC & GAS	6.330% 11/01/2013 DD 12/02/08	80,000	89,820
PUBLIC SVC ELEC	2.7% 5/01/15	525,000	529,675
RABOBANK NED 144A	3.2% 3/11/15	650,000	661,700
RABOBANK NEDER 144A	2.65% 8/12	1,572,000	1,612,512
RABOBANK NEDERLAND	2.125% 10/13/2015 DD 10/13/10	2,295,000	2,219,495
RABOBNK NEDRLD MTN	2.125 10/15	985,000	952,597
RBS	4.875% 3/16/15	1,000,000	1,022,924
RBS	3.4 08/13 SNR	300,000	303,047
RBS PLC FRN 3ML+242 8/13	RBS PLC FRN 3ML+242 8/13	2,700,000	2,741,529
RENTENBANK	1.875% 9/24/12	1,000,000	1,018,178
RENTENBANK GLB	3.25 3/15/13	2,000,000	2,092,290
ROYAL BANK OF SCOTLAND PLC/THE	4.875% 03/16/2015 DD 03/16/10	1,610,000	1,646,901
ROYAL BANK OF SCOTLAND PLC/THE	2.650% 04/23/2012 DD 04/23/09	2,000,000	2,050,660
ROYAL BK CDA GMTN	2.625% 12/15	1,000,000	1,002,022
ROYAL BK EMTN	2.65% 4/23/12	2,000,000	2,044,180
ROYAL BK OF SCOTLAND PLC	VAR RT 04/23/2012 DD 04/23/09	2,000,000	2,019,380
ROYAL BK OF SCTLD 3ML+90	4/12	3,000,000	2,999,970
ROYAL BK SCT 144A	1.5% 3/30/12	1,610,000	1,623,869
SABMILLER PLC	5.500% 08/15/2013 DD 08/13/03	1,430,000	1,552,122
SEMPRA ENERGY	8.9% 11/15/13	400,000	472,128
SHELL INTERNATIONAL FINANCE BV	4.000% 03/21/2014 DD 03/23/09	245,000	260,705
SHELL INTERNATIONAL FINANCE BV	1.875% 03/25/2013 DD 03/25/10	1,285,000	1,304,378
SHELL INTERNATIONAL FINANCE BV	3.100% 06/28/2015 DD 06/28/10	1,510,000	1,550,695
SHELL INTL FIN	4% 3/21/14	220,000	234,101
SHELL INTL MTN	1.875 3/25/13	3,935,000	3,994,348
SHELL INTL MTN	1.875 3/25/13	1,300,000	1,319,607
SIEMENS NV 144A	5.750% 10/17/2016 DD 08/16/06	200,000	229,782
SIMON PROPERTY GROUP LP	5.625% 08/15/2014 DD 08/11/04	100,000	109,311
SIMON PROPERTY GROUP LP	6.100% 05/01/2016 DD 05/15/06	50,000	56,051
SLC STUDENT LOAN TRUST 2 A2	VAR RT 06/15/2017 DD 06/26/08	1,895,096	1,895,040
SLM STUDENT LOAN TRUST 1 A2	VAR RT 10/25/2016 DD 01/17/08	810,000	811,960
SLM STUDENT LOAN TRUST 5 A3	VAR RT 10/25/2019 DD 06/21/06	839,035	837,499
SLM STUDENT LOAN TRUST 6 A2	VAR RT 10/25/2017 DD 06/12/08	1,475,000	1,483,127
SLM STUDENT LOAN TRUST 6 A5	VAR RT 04/27/2020 DD 06/30/04	331,249	327,844
SLM STUDENT LOAN TRUST 7 A2	VAR RT 04/25/2022 DD 08/11/05	98,317	98,232
SLM STUDENT LOAN TRUST 8 A2	VAR RT 10/25/2016 DD 09/14/06	1,687,316	1,686,759
SLM STUDENT LOAN TRUST 8 A3	VAR RT 01/25/2018 DD 09/14/06	1,100,000	1,096,799
SLMA 2007-6 A1 3ML+17	4/15	1,654,264	1,653,625
SLMA 2007-6 A2 3ML+25	1/19	1,500,000	1,494,828
SOUTHERN CALIFORNIA EDISON CO	4.150% 09/15/2014 DD 03/20/09	135,000	144,631
SOUTHERN CO	4.150% 05/15/2014 DD 05/19/09	105,000	110,511
SOUTHERN CO	2.375% 9/15/15	510,000	502,041
SOUTHERN CO	4.15% 5/14	231,000	243,125
SOUTHWESTERN BELL TELEPHONE LP	7.000% 07/01/2015 DD 07/01/93	255,000	293,709
SPECTRA ENERGY CAPITAL LLC	5.500% 03/01/2014 DD 02/20/04	180,000	195,781
STADSHYPOTEK AB	1.450% 09/30/2013 DD 09/30/10	250,000	249,698
STATE STREET CORP	2.150% 04/30/2012 DD 03/06/09	6,375,000	6,508,174
STATE STREET CORP	STATE STREET BANK SHORT TERM INVESTMENT FUND	2,934,693	2,934,693
STATOILHYDR ASA	2.9% 10/15/14	1,600,000	1,654,421
SUNTRUST BANK	5.25% 11/5/12	325,000	342,297
SUNTRUST BANK/ATLANTA GA	7.250% 03/15/2018 DD 03/17/08	100,000	110,879
SVENSKA HANDELSBANKEN AB	4.875% 06/10/2014 DD 06/10/09	1,265,000	1,344,682

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
SVENSKA HANDELSBANKEN AB	2.875% 09/14/2012 DD 09/14/09	1,500,000	1,536,390
SVENSKA MTN 144A	2.875 9/14/12	1,000,000	1,024,257
TAOT 2010-A A3	1.27% 12/13	330,000	331,996
TAOT 2010-B A3	1.04% 2/14	390,000	391,652
TELECOM ITALI	6.2% 7/18/11	835,000	856,929
TELECOM ITALI FRN 3ML+61	7/11	700,000	698,342
TELECOM ITALIA	4.95% 9/30/14	693,000	710,008
TELECOM ITALIA	4.95% 9/30/14	1,497,000	1,533,741
TELECOM ITALIA	5.25% 11/15/13	210,000	218,779
TELECOM ITALIA CAPITAL SA	5.250% 11/15/2013 DD 05/15/04	1,200,000	1,250,172
TELECOM ITALIA CAPITAL SA	4.950% 09/30/2014 DD 09/30/05	210,000	215,153
TELECOM ITALIA MTN	6.175% 6/14	800,000	850,774
THOMSON REUTERS CORP	5.950% 07/15/2013 DD 06/20/08	270,000	299,727
TIME WARNER CAB	6.2% 7/01/13	2,000,000	2,221,264
TIME WARNER CAB	5.85 5/1/17W/I	140,000	156,212
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	160,000	178,528
TIME WARNER ENT	10.15% 5/01/12	140,000	155,459
TIME WARNER ENTERTAINMENT CO L	10.150% 05/01/2012 DD 11/01/92	151,000	167,673
TIME WARNER INC	3.150% 07/15/2015 DD 07/14/10	800,000	812,816
TIME WARNER INC	3.15% 7/15/15	948,000	963,185
TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	6,755,000	6,896,652
TOTAL CAPITAL SA	2.300% 03/15/2016 DD 09/15/10	100,000	97,687
TRANSCANADA PIPELINES LTD NT	4.000% 06/15/2013 DD 06/12/03	175,000	185,483
TRAVELERS COS INC/THE	5.800% 05/15/2018 DD 05/13/08	55,000	61,614
TYCO INTERNATIONAL FINANCE SA	6.000% 11/15/2013 DD 11/12/03	1,735,000	1,924,705
TYCO INTL GRP	6% 11/15/13	600,000	665,603
U S TREAS STRIP GENERIC TINT	02/15/2012	5,000,000	4,979,200
U S TREAS STRIP GENERIC TINT	02/15/2014	14,800,000	14,275,932
U S TREAS STRIP GENERIC TINT	11/15/2012	5,245,000	5,187,357
U S TREASURY BOND	11.250% 02/15/2015 DD 02/15/85	3,000,000	4,156,890
U S TREASURY BOND	08.875% 08/15/2017 DD 08/15/87	1,095,000	1,521,021
U S TREASURY BOND	08.125% 08/15/2019 DD 08/15/89	343,000	477,868
U S TREASURY BOND	0.000% 08/15/2011 DD 02/15/85	520,000	519,256
U S TREASURY BOND	0.000% 08/15/2012 DD 02/15/85	3,600,000	3,568,536
U S TREASURY BOND	0.000% 08/15/2013 DD 02/15/85	3,520,000	3,436,294
U S TREASURY BOND	0.000% 08/15/2014 DD 02/15/85	300,000	284,892
U S TREASURY BOND	0.000% 11/15/2013 DD 11/15/85	200,000	194,318
U S TREASURY BOND	05/15/2014	9,550,000	9,137,154
U S TREASURY BOND	0.000% 11/15/2014 DD 11/15/85	550,000	518,386
U S TREASURY BOND	0.000% 05/15/2016 DD 08/15/87	5,105,000	4,524,255
U S TREASURY BOND	0.000% 08/15/2016 DD 12/11/90	300,000	262,320
U S TREASURY BOND	0.000% 11/15/2017 DD 05/15/87	150,000	123,887
U S TREASURY NOTE	4.750% 01/31/2012 DD 01/31/07	3,000,000	3,141,090
U S TREASURY NOTE	4.750% 08/15/2017 DD 08/15/07	350,000	396,893
U S TREASURY NOTE	1.750% 11/15/2011 DD 11/15/08	1,160,000	1,174,407
U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	497,000	502,243
U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09	45,523,000	47,610,685
U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	32,100,000	33,534,549
U S TREASURY NOTE	2.125% 05/31/2015 DD 05/31/10	52,880,000	53,722,907
U S TREASURY NOTE	1.875% 06/30/2015 DD 06/30/10	102,881,000	103,290,466
U S TREASURY NOTE	0.375% 09/30/2012 DD 09/30/10	25,305,000	25,244,774
U S TREASURY NOTE	1.250% 09/30/2015 DD 09/30/10	28,300,000	27,457,509
U S TREASURY NOTE	0.500% 10/15/2013 DD 10/15/10	20,755,000	20,523,167
U S TREASURY NOTE	0.375% 10/31/2012 DD 10/31/10	34,970,000	34,863,342
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	9,000,000	8,710,290
U S TREASURY NOTE	0.375% 08/31/2012 DD 08/31/10	7,000,000	6,987,400
U S TREASURY NOTES	2.125% 12/31/2015 DD 12/31/10	3,300,000	3,317,523
UDR INC MTN	5.5% 4/1/14	460,000	488,962
UNION BK NA	2.125% 12/16/13	660,000	658,853
UNION PACIFIC CORP	4.875% 01/15/2015 DD 11/23/04	185,000	198,940
UNION PACIFIC CORP	5.650% 05/01/2017 DD 04/18/07	100,000	110,420
UNITED MEXICAN STS TR# 00010	6.375% 01/16/2013 DD 01/16/03	100,000	109,250
UNITED PARCEL SERVICE INC	4.500% 01/15/2013 DD 01/15/08	1,080,000	1,155,298
UNITED STATES TREASURY NOTE BO	0.500% 11/30/2012 DD 11/30/10	32,100,000	32,058,591
US BANCORP	3.15% 3/4/15	312,000	320,958
US BANCORP MTN	4.2% 5/15/14	990,000	1,057,534
US BANK NA	VAR RT 10/26/2012 DD 11/02/10	1,900,000	1,905,795
US CNTRL FED CU	1.9% 10/19/12	5,000,000	5,104,815
US CNTRL FED CU	1.9% 10/19/12	970,000	990,334
US TREAS-CPI INFLAT	2.375% 04/15/2011 DD 04/15/06	9,916,650	10,005,007
USAA AUTO OWNER TRUST 2 A4	2.530% 07/15/2015 DD 11/13/09	585,000	602,433
USAOT 2008-1 A4	4.5% 10/13	593,629	607,175
USAOT 2009-1 A4	4.77 9/14	450,000	476,053
USAOT 2009-2 A3	1.54% 02/14	890,000	896,433
USTB	3.875% 8/15/40	2,800,000	2,579,063
USTB	8.875% 2/15/19	1,326,000	1,907,369
USTCOUP	2/15/2014	3,500,000	3,376,076
USTCOUP	5/15/2016	6,000,000	5,317,452
USTN	.625% 12/31/12	70,000,000	70,038,290
USTN	.375% 9/30/12	23,201,000	23,145,712
USTN	0.75% 12/15/13	33,651,000	33,411,775
USTN	1% 4/30/12	15,377,000	15,501,400
USTN	1.375% 2/15/13	25,199,000	25,578,951
USTN	1.75% 3/31/14	400	408
USTN	1.75% 3/31/14	1,130,000	1,152,158
USTN	1.75% 4/15/13	36,730,000	37,573,688
USTN	1.75% 7/31/15	8,161,000	8,134,885
USTN	1.875% 4/30/14	9,110,000	9,317,107
USTN	1.875% 6/30/15	994,000	997,960
USTN	1.875% 6/30/15	8,431,000	8,464,589
USTN	2.125% 11/30/14	3,000,000	3,073,125
USTN	2.125% 12/31/15	48,705,000	48,963,721
USTN	2.125% 5/31/15	2,260,000	2,296,024
USTN	2.125% 5/31/15	11,899,000	12,088,670
USTN	2.375% 10/31/14	7,979,000	8,258,887
USTN	2.375% 2/28/15	5,000,000	5,153,150
USTN	2.375% 9/30/14	5,038,000	5,218,265
USTN	2.5% 3/31/15	58,000,000	60,034,640
USTN	2.5% 3/31/15	3,181,000	3,292,589
USTN	2.5% 4/30/15	44,887,000	46,405,437
USTN	2.625% 11/15/20	114,440,000	107,949,078
USTN	2.625% 7/31/14	500	523
USTN	3% 9/30/16	3,000,000	3,111,327
USTN	3.125% 10/31/16	13,550,000	14,134,344
USTPRIN	11/15/2012	5,420,000	5,366,364

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
VENDE 1994-1 2ZB	6.5% 2/24	663,650	767,553
VENDEE MORTGAGE TRUST 1 2E	7.000% 09/15/2027	179,710	207,285
VERIZON COM INC	5.25% 4/15/13	2,000,000	2,174,576
VERIZON NEW ENGLAND INC	4.750% 10/01/2013 DD 10/03/03	100,000	106,753
VERIZON PA GLBL	5.65% 11/15/11	480,000	499,431
VERIZON PENNSYLVANIA INC	5.650% 11/15/2011 DD 11/13/01	150,000	156,072
VODAFONE GLBL	5% 12/16/13	475,000	517,077
VODAFONE GLBL	5% 12/16/13	1,790,000	1,948,565
VODAFONE GROUP PLC	4.150% 06/10/2014 DD 06/10/09	3,000,000	3,153,540
VODAFONE GRP PLC	4.15% 6/10/14	1,500,000	1,576,770
VODAFONE GRP PLC	5.5% 6/15/11	655,000	669,260
VODAFONE GRP PLC FRN	6/15/2011	200,000	200,281
VWALT 2009-A A3	3.41% 4/12	668,228	675,327
VWALT 2010-A A3	A3 0.99% 11/13	1,340,000	1,337,181
VWIF 144A	1.625% 8/12/13	534,000	533,726
WACHOVIA BANK COMMERCIAL C2 A4	4.980% 11/15/2034 DD 11/01/02	1,725,000	1,811,526
WACHOVIA BANK NA	5.600% 03/15/2016 DD 03/09/06	100,000	108,810
WACHOVIA CORP	4.875% 02/15/2014 DD 02/06/04	235,000	247,474
WACHOVIA CORP GLB	5.3 10/15/11	100,000	103,649
WALMART	.75% 10/25/13	2,000,000	1,981,950
WALMART	2.875% 4/01/15	2,100,000	2,154,193
WAL-MART STORES INC	2.875% 04/01/2015 DD 04/01/10	3,267,000	3,351,321
WAL-MART STORES INC	0.750% 10/25/2013 DD 10/25/10	3,000,000	2,972,940
WALMART STORES MTN	3.2% 5/14	834,000	872,306
WASHINGTON MUTUAL FINANCE CORP	6.875% 05/15/2011 DD 05/24/01	350,000	357,308
WASHINGTON REIT	5.95% 6/15/11	290,000	295,178
WELLPOINT INC	6.000% 02/15/2014 DD 02/05/09	245,000	272,303
WELLS FAR FDIC	3% 12/09/11	4,536,000	4,645,050
WELLS FARGO	5.25% 10/23/12	1,870,000	2,004,786
WELLS FARGO	5.25% 10/23/12	1,388,000	1,488,044
WELLS FARGO & CO	6.375% 08/01/2011 DD 07/31/01	100,000	103,207
WELLS FARGO & CO	5.250% 10/23/2012 DD 10/23/07	500,000	536,040
WELLS FARGO & CO	2.125% 06/15/2012 DD 03/30/09	1,700,000	1,739,083
WELLS FARGO BANK NA	4.750% 02/09/2015 DD 02/07/05	315,000	334,177
WELLS FARGO MTN	3.625% 4/15/15	1,016,000	1,053,534
WESTERN OIL SANDS INC	8.375% 05/01/2012 DD 04/23/02	300,000	326,406
WESTFIELD CAP CORP 144A	5.125% 11/15/2014 DD 11/02/04	1,600,000	1,700,144
WESTPAC BANK CORP	2.1% 8/2/13	470,000	474,774
WESTPAC BANK CORP	3% 8/4/15	5,500,000	5,527,819
WESTPAC BANKING	4.2% 2/27/15	1,070,000	1,123,022
WESTPAC BANKING CORP	4.200% 02/27/2015 DD 08/27/09	2,590,000	2,718,335
WESTPAC BANKING CORP	2.250% 11/19/2012 DD 11/19/09	173,000	177,007
WESTPAC BK CORP	1.85% 12/09/13	1,530,000	1,534,123
WESTPAC BKG	2.25% 11/19/12	160,000	163,706
WOART 2010-A A3	1.34% 12/13	460,000	463,012
WOOLWORTHS LTD	2.550% 09/22/2015 DD 09/22/10	1,290,000	1,274,081
WOOLWORTHS LTD MTN	2.55% 9/15	500,000	493,830
WPP FINANCE UK	8.000% 09/15/2014 DD 06/10/09	1,285,000	1,478,328
WYETH	5.5% 2/01/14	350,000	389,098
XEROX CORP	4.250% 02/15/2015 DD 12/04/09	1,230,000	1,287,023
XEROX CORP	6.875% 8/15/11	1,700,000	1,758,344
WRAP CONTRACTS	WRAP CONTRACTS	NA	3,668,395

Total Investment Contracts			2,051,325,852

Registered Investment Companies
*Fidelity	Fidelity Balanced Fund	29,389,042	535,762,241
*Fidelity	Fidelity Equity Income Fund	14,186,142	627,594,916
*Fidelity	Fidelity Freedom 2000 Fund	418,651	4,852,167
*Fidelity	Fidelity Freedom 2005 Fund	366,065	4,553,851
*Fidelity	Fidelity Freedom 2010 Fund	2,379,471	30,171,695
*Fidelity	Fidelity Freedom 2015 Fund	6,934,417	88,205,789
*Fidelity	Fidelity Freedom 2020 Fund	8,273,191	109,123,395
*Fidelity	Fidelity Freedom 2025 Fund	6,330,562	84,829,532
*Fidelity	Fidelity Freedom 2030 Fund	4,283,356	58,253,638
*Fidelity	Fidelity Freedom 2035 Fund	3,029,142	41,741,583
*Fidelity	Fidelity Freedom 2040 Fund	5,443,170	75,442,339
*Fidelity	Fidelity Freedom Income Fund	747,494	8,543,858
*Fidelity	Fidelity Institutional Money Market Fund	1,117,037,914	1,117,037,914
AM Cent SM CAP VAL I	Equity Based Mutual Fund	19,113,820	172,788,930
COL/Acorn Select Z	Equity Based Mutual Fund	6,108,549	175,498,617
Dodge & Cox Intl Stk	Equity Based Mutual Fund	4,700,789	167,865,184
Fed UST Cash RSV IS	Fixed Income Based Mutual Funds	9,179,533	9,179,533
First Eagle Overseas I	Equity Based Mutual Fund	10,804,845	248,295,343
Hartford CAP APP IA	Equity Based Mutual Fund	7,533,469	319,117,753
HRTFRD Midcap HLS IA	Equity Based Mutual Fund	10,673,092	277,607,128
Ivy Science & Tech I	Equity Based Mutual Fund	471,289	15,807,018
Marsico Focus	Equity Based Mutual Fund	3,724,271	67,372,065
MSIF Small Co Growth I	Equity Based Mutual Fund	4,649,950	65,889,792
Munder MDCPCORE GR Y	Equity Based Mutual Fund	2,086,818	59,369,960
Oakmark Global I	Equity Based Mutual Fund	7,823,295	175,867,665
OPPHMR Intl Sm Co Y	Equity Based Mutual Fund	7,485,073	183,234,597
Pimco Total Return Inst	Fixed Income Based Mutual Funds	46,482,934	504,339,830
SPTN Int TR Indx INV	Fixed Income Based Mutual Funds	3,366,866	35,924,674
T. Rowe Price Health Sciences	Equity Based Mutual Fund	1,044,340	31,622,618
T. Rowe Price SM Cap Stock	Equity Based Mutual Fund	11,549,358	163,654,404
Turner Emrg Grth I	Equity Based Mutual Fund	5,397,767	275,555,992
Vanguard Morgan Growth ADM	Equity Based Mutual Fund	3,564,025	199,193,376
Vanguard Primecap ADM	Equity Based Mutual Fund	6,931,258	473,196,955
Vanguard Windsor ADM	Equity Based Mutual Fund	3,452,559	157,402,180
WFA INTL BOND IS	Fixed Income Based Mutual Funds	9,017,704	103,613,421

Total Registered Investment Companies			6,668,509,953

Common Collective Trusts
BLACKROCK	BLACKROCK US DEBT INDEX NON-LENDABLE FUND F	4,929,950	56,152,128
BLACKROCK	BLACKROCK EAFE EQUITY INDEX NON-LENDABLE FUND F	1,984,266	32,799,918
NORTHERN TRUST	NTGI-QM COLLECTIVE DAILY S&P 500 EQUITY INDEX FUND- NON LENDING	197,399	732,937,031
HARRIS ASSOCIATES	HARRIS ASSOCIATES OAKMARK EQUITY & INCOME COLLECTIVE INVESTMENT TRUST	13,426,123	174,673,865

Total Common Collective Trusts			996,562,942

Raytheon Company Common Stock

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
* RAYTHEON COMPANY	RAYTHEON COMMON STOCK	24,418,904	1,131,572,011

Total Raytheon Company Common Stock			1,131,572,011

Common Stock
ACE LTD	COMMON STOCK	80,467	5,009,071
AECOM TECHNOLOGY CORP	COMMON STOCK	45,237	1,265,279
AERCAP HOLDINGS NV	COMMON STOCK	124,869	1,763,150
AGCO CORP	COMMON STOCK	51,675	2,617,856
ALPHA NAT RES INC	COMMON STOCK	111,056	6,666,692
AMERICA MOVIL SPON ADR SER L	COMMON STOCK	108,000	6,192,720
AMERISOURCEBERGEN CORP	COMMON STOCK	113,061	3,857,641
ANADARKO PETROLEUM CORP	COMMON STOCK	44,400	3,381,504
APOLLO INVT CORP	COMMON STOCK	107,604	1,191,176
AVON PRODUCTS INC	COMMON STOCK	79,705	2,316,227
BAXTER INTL INC	COMMON STOCK	35,245	1,784,102
BRISTOL-MYERS SQUIBB CO	COMMON STOCK	97,547	2,583,045
CELANESE CORP SER A	COMMON STOCK	113,800	4,685,146
CONOCOPHILLIPS	COMMON STOCK	68,700	4,678,470
CONSOL ENERGY INC	COMMON STOCK	99,800	4,864,252
COPA HOLDINGS SA CL A	COMMON STOCK	41,248	2,427,032
CORNING INC	COMMON STOCK	46,200	892,584
DEVON ENERGY CORP	COMMON STOCK	60,977	4,787,304
DOLE FOOD CO INC	COMMON STOCK	80,430	1,086,609
EATON CORP	COMMON STOCK	42,559	4,320,164
FORD MOTOR CO	COMMON STOCK	106,451	1,787,312
FREEPORT MCMORAN COPPER & GOLD	COMMON STOCK	37,100	4,455,339
GOLDMAN SACHS GROUP INC	COMMON STOCK	14,550	2,446,728
GRUPO MEXICO SAB DE CV SER B	COMMON STOCK	623,000	2,554,036
HARRIS CORP	COMMON STOCK	105,700	4,788,210
INTL BUS MACH CORP	COMMON STOCK	33,800	4,960,488
INVESCO LTD	COMMON STOCK	121,826	2,931,134
JPMORGAN CHASE & CO	COMMON STOCK	65,260	2,768,329
LANXESS AG	COMMON STOCK	43,600	3,445,128
LOEWS CORP	COMMON STOCK	46,870	1,823,712
LORILLARD INC	COMMON STOCK	79,600	6,531,976
METHANEX CORP	COMMON STOCK	24,700	750,880
METLIFE INC	COMMON STOCK	60,100	2,670,844
MURPHY OIL CORP	COMMON STOCK	19,822	1,477,730
NEWELL RUBBERMAID INC	COMMON STOCK	88,900	1,616,202
NOBLE ENERGY INC	COMMON STOCK	43,700	3,761,696
PETROBRAS SA SPONS ADR	COMMON STOCK	144,200	5,456,528
PETROHAWK ENERGY CORP	COMMON STOCK	68,500	1,250,125
PNC FINANCIAL SERVICES GRP INC	COMMON STOCK	36,637	2,224,599
PPG INDUSTRIES INC	COMMON STOCK	15,000	1,261,050
SCHNITZER STEEL INDS INC CL A	COMMON STOCK	29,800	1,978,422
SENSATA TECHNOLOGIES HOLDG BV	COMMON STOCK	17,500	526,925
SOUTHERN COPPER CORP	COMMON STOCK	104,390	5,087,969
STANLEY BLACK & DECKER INC	COMMON STOCK	32,800	2,193,336
TALECRIS BIOTHERAPEUTICS HDGS	COMMON STOCK	15,594	363,340
TJX COMPANIES INC NEW	COMMON STOCK	74,146	3,291,341
TYCO INTL LTD	COMMON STOCK	58,300	2,415,952
UNION PACIFIC CORP	COMMON STOCK	83,950	7,778,807
UNITED TECHNOLOGIES CORP	COMMON STOCK	43,645	3,435,734
VALE SA ADR	COMMON STOCK	52,000	1,797,640
WARNER CHILCOTT PLC CL A	COMMON STOCK	44,100	994,896
WINDSTREAM CORP	COMMON STOCK	64,767	902,852
XEROX CORP	COMMON STOCK	74,700	860,544

Total Common Stock			156,959,828

Convertible Securities
APACHE CORP	6% PC 8/1/13	6,000	397,560
CITIGROUP	7.5% PC 12/15/12	6,000	820,140
HARTFORD FINL	7.25% PC F 4/13	29,000	745,845

Total Convertible Securities			1,963,545

Investment in the DB/DC Master Trust
INTEREST IN RAYTHEON COMPANY COMBINED DB/DC MASTER TRUST	INVESTMENT IN MASTER TRUST	13,746,691	255,731,760

Total Investment in the DB/DC Master Trust			255,731,760

Total Investments			11,263,928,066

*Participant Loans	3.25%-10.25%	0	241,046,009

Total Investments Inculding Participant Loans			11,504,974,075

*	Party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYTHEON SAVINGS AND INVESTMENT PLAN

Date: June 22, 2011	By:	/S/ MICHAEL J. WOOD
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Raytheon Company

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.